                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 --------------

                                  FORM 10-SB/A

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                   SMALL BUSINESS ISSUERS UNDER SECTION 12(b)

                                       OR

                  12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 --------------

                       WALL STREET STRATEGIES CORPORATION
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

                                 --------------

                  NEVADA                                 13-4100704
         --------------------------          ---------------------------------
       (STATE OR OTHER JURISDICTION OF       (IRS EMPLOYER IDENTIFICATION NO.)
        INCORPORATION OR ORGANIZATION)

          130 WILLIAM STREET
              SUITE 401
             NEW YORK, NY                                  10038
 ---------------------------------------                 ----------
 (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                (ZIP CODE)

                                 (212) 514-9500
                (ISSUER'S TELEPHONE NUMBER, INCLUDING AREA CODE)

                                 --------------

           SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT:

                                      NONE

                                 --------------


           SECURITIES TO BE REGISTERED UNDER SECTION 12(g) OF THE ACT:

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
                    ----------------------------------------
                                (TITLE OF CLASS)


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                                TABLE OF CONTENTS

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ITEM                                                                                                      PAGE
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

Introduction.............................................................................................
Forward-Looking Statements...............................................................................

                                     Part I

Item 1.       Description of Business....................................................................
              History....................................................................................
              Business Overview..........................................................................
              Risk Factors..............................................................................
              Products and Services......................................................................
              Distribution of Products...................................................................
              Competition................................................................................
              Dependence on Major Customers..............................................................
              Intellectual Property......................................................................
              Governmental Regulations...................................................................
              Employees..................................................................................
Item 2.       Management's Discussion and Analysis.......................................................
Item 3.       Description of Property....................................................................
Item 4.       Security Ownership of Certain Beneficial Owners and Management.............................
Item 5.       Directors and Executive Officers...........................................................
Item 6.       Executive and Director's Compensation......................................................
Item 7.       Certain Relationships and Related Party Transactions.......................................
Item 8.       Description of Securities..................................................................

                                     Part II

Item 1.       Market Price of and Dividends on Registrant's Common Equity and
                Other Shareholder Matters................................................................
Item 2.       Legal Proceedings..........................................................................
Item 3.       Changes in and Disagreements with Accountants..............................................
Item 4.       Recent Sales of Unregistered Securities....................................................
Item 5.       Indemnification of Directors and Officers..................................................


                                    Part F/S

Financial Statements.....................................................................................

                                    Part III

Index to Exhibits........................................................................................

                                       2


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                                  INTRODUCTION


     This is Amendment No. 1 to the Registration Statement on Form 10-SB relating to the common stock, par value $0.001 per share (the "Common Stock"), of Wall Street Strategies Corporation, a Nevada corporation ("WSSC"). WSSC has voluntarily filed this Registration Statement in order to register the Common Stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), so as to permit the Common Stock to continue to trade on the OTC Electronic Bulletin Board. The Registration Statement as amended hereby contains the information required by Alternative 3 of Form 10-SB. The Common Stock has traded on the OTC Electronic Bulletin Board under the symbol "VEMP" since August 20, 1999 and, since September 25, 1999, under the symbol "WSST". On April 10, 2000, the closing bid price for the Common Stock was $11.00 per share.


                           FORWARD-LOOKING STATEMENTS

     The following statements are or may constitute forward-looking statements:


     1. statements set forth in this Registration Statement, including possible or assumed future results of operations, WSSC's expectations concerning its future profitability, WSSC's ability to generate positive cash flows in the future, and WSSC's ability to expand its operations;


     2. any statements preceded by, followed by or that include the words "believes," "expects," "predicts," "anticipates," "intends," "estimates," "should," "may" or similar expressions; and


     3. other statements contained or incorporated by reference in this Registration Statement regarding matters that are not historical facts.

     Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Such factors include:

o    general economic and business conditions;

o    technology changes;

o    competition;

o    changes in business strategy or development plans;

o    the ability to attract and retain qualified management and staff; and

o    liability and other claims which might be asserted against WSSC.


     Such statements speak only as of the date that they were made, and undue reliance should not be placed on such statements. WSSC's independent public accountant has not examined or compiled the forward-looking statements and, accordingly, does not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that WSSC may issue in the future.

                                     PART I

ITEM 1.   DESCRIPTION OF BUSINESS

HISTORY

     WSSC, a Nevada corporation formed under the name Vacation Emporium Corporation on April 2, 1999, is the surviving entity in a merger with its then corporate parent, The Vacation Emporium International, Inc., a Colorado corporation formed under the name Rising Sun Capital, Ltd. ("VEI-Colorado") on May 12, 1988. The background to the merger and related transactions is as follows:


     VEI-Colorado commenced commercial operations on June 12, 1998, when, through a wholly owned subsidiary, Vacation Emporium Marketing, Inc., a Colorado corporation formed in April 1998 ("VEM"), it acquired all of the membership interests of The Vacation Emporium LLC, a Colorado limited liability company ("VECO"), and The Vacation Emporium Tennessee, LLC, a Tennessee limited liability company ("VET"). The acquisition was effected by means of a merger (the "1998 Merger") of VECO and VET with and into VEM, as a result of which all of the assets, liabilities and operations of VECO and VET were acquired by VEM and the separate existence of VECO and VET ceased. Thereafter, VEI-Colorado, through VEM, engaged in the business of marketing and selling vacation ownership interests, commonly known as timeshares, at resort properties in Hawaii and elsewhere in the United States.

     In connection with the 1998 Merger, VEI-Colorado issued an aggregate of 6,000,000 shares of its common stock to the former member-owners of VECO and VET (the "1998 Merger Group"). Also in conjunction with the 1998 Merger, an existing shareholder of VEI-Colorado voluntarily canceled a total of 7,500,000 shares of common stock and VEI-Colorado raised a total of $550,000 from the sale of 550,000 shares of its common stock in reliance upon Rule 504 of Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act"). These funds were advanced to VEM and carried on the books of VEI-Colorado as a loan to VEM. Upon completion of the 1998 Merger and related transactions, 9,050,000 common shares of VEI-Colorado were issued and outstanding.

     By February 1999, VEM's time share business proved to be unprofitable. VEM had exhausted the proceeds of the $550,000 loan advanced by VEI-Colorado, and, based on VEM's poor operating results, VEI-Colorado and VEM were unable to arrange additional financing. VEI-Colorado concluded that the loan to VEM was uncollectible and, accordingly, that VEI-Colorado and VEM, on a consolidated basis, had a negative net worth. VEI-Colorado undertook to negotiate a divestiture of VEM with the 1998 Merger Group in order to permit VEI-Colorado to seek to acquire another operating business.

     Effective March 31, 1999, VEI-Colorado completed such divestiture by unwinding the 1998 Merger pursuant to an Unwinding and Stock Exchange Agreement among VEI-Colorado, VEM and the 1998 Merger Group. Pursuant to the Unwinding and Stock Exchange Agreement, VEI-Colorado canceled all of the shares issued in the 1998 Merger, reducing the number of issued and outstanding shares to 3,050,000, and in exchange for the cancellation of the merger shares, transferred ownership of VEM to the 1998 Merger Group. In connection with such unwinding, VEI-Colorado forgave and wrote off its $550,000 advance to VEM.


     Following the unwinding of the 1998 Merger on March 31, 1999, VEI-Colorado did not engage in business of any kind, other than to seek investment opportunities, including a possible acquisition of a business by means of a business combination with a privately held company interested in becoming publicly traded through such a business combination.


     On June 4, 1999, VEI-Colorado sold 4,000,000 shares of its common stock to Ian Rice ("Rice") for an aggregate purchase price of $20,000 ($.0025 per share purchased). The shares issued to Rice represented approximately 57% of the then issued and outstanding shares of VEI-Colorado and, accordingly, Rice was thereafter able to exercise control over VEI-Colorado. On June 18, 1999, John D. Brasher, Jr., resigned as the sole director of VEI-Colorado, and Rice was elected the sole director of VEI-Colorado. Following completion of such change of control, VEI-Colorado continued its efforts to seek investment opportunities, including business combinations.

     On June 21, 1999, VEI-Colorado merged (the "1999 Merger") with and into its wholly-owned subsidiary, WSSC, for the purpose of effecting the reincorporation of VEI-Colorado as a Nevada corporation. In the 1999 Merger, WSSC issued to shareholders of VEI-Colorado two (2) common shares for each share of common stock in VEI-Colorado owned by them immediately prior to the 1999 Merger.

     All references below to the "Company" include WSSC and VEI-Colorado.

     On July 30, 1999, the Company entered into an Agreement and Plan of Share Exchange ("Share Exchange Agreement") with Charles V. Payne ("Payne"), the sole shareholder of Wall Street Strategies, Inc. ("Wall Street Inc."), a Delaware corporation engaged in providing investment research and information services for individual and institutional investors and financial professionals. Pursuant to the Share Exchange Agreement, the Company agreed to purchase from Payne all of the issued and outstanding shares of common stock of Wall Street Inc., thus making Wall Street Inc. a wholly-owned subsidiary of the Company, in exchange for the issuance to Payne of shares of Common Stock which, after giving effect to certain other issuances and cancellations of Common Stock contemplated by the Share Exchange Agreement, would represent approximately 53.84% of the total issued and outstanding shares of Common Stock.

     On July 30, 1999, in contemplation of the possible transaction with Payne for the purchase of Wall Street Inc. in accordance with the Share Exchange Agreement, the Company entered into Subscription and Rights Agreements with ten individuals pursuant to which such individuals purchased an aggregate of 1,258,205 shares of Common Stock for a purchase price of $.0025 per share.

     Eight of the ten individuals, purchasing an aggregate of 380,000 shares of Common Stock, were, as of such date, existing employees of Wall Street Inc. Each of such individuals has continued as employees at will of Wall Street Inc. subsequent to the completion of the Company's acquisition of Wall Street Inc. The shares purchased by such individuals are subject to repurchase by the Company in declining increments over a two year period (the "Escrow Period"), at the same purchase price of $.0025 per share, if the individuals' employment is terminated other than by reason of death or disability. The shares purchased by the individuals were placed into escrow to be released therefrom (and from the Company's corresponding repurchase right) in eight equal quarter annual installments over the course of the Escrow Period.

     A ninth individual, David McCallen ("McCallen"), entered into a Subscription and Rights Agreement with the Company on July 30, 1999, pursuant to which McCallen purchased 526,923 shares of Common Stock. Simultaneously therewith, McCallen entered into a two year Employment Agreement with the Company which employment commenced on September 23, 1999, the date of the closing of the Company's acquisition of Wall Street Inc. Pursuant to the Employment Agreement, McCallen serves as Executive Vice President of the Company. During 1999 but prior to the closing of the Company's acquisition of Wall Street Inc. McCallen and an entity wholly owned by him performed consulting services for Wall Street Inc. and received consulting fees for such services in the aggregate amount of $56,500. McCallen had no affiliation with the Company prior to July 30, 1999.

     In his Subscription and Rights Agreement, McCallen granted to the Company the right to repurchase such shares, in declining increments, during the two year period commencing on the date of the closing of the Company's acquisition of Wall Street Inc. (the "McCallen Escrow Period"), at the same purchase price of $.0025 per share, if McCallen's employment by the Company is terminated for cause. The shares purchased by McCallen were placed into escrow to be released therefrom (and from the Company's corresponding repurchase right) during the McCallen Escrow Period. One-third of McCallen's shares were released from escrow on September 23, 1999, one-third were released on March 23, 2000, and the balance will be released in five equal quarter annual increments over the remainder of the McCallen Escrow Period.

     Simultaneously with the execution of his Employment Agreement, and in accordance with the terms thereof, the Company granted to McCallen an option under the Company's 1996 Compensatory Stock Option Plan (the "Plan") to acquire 351,282 shares of Common Stock at an exercise price equal to the closing bid price for common shares as quoted on the OTC Electronic Bulletin Board on the first day after the date of grant on which the common shares traded (i.e., $3.50 per share). The options vest in six equal quarter annual increments over an 18 month period, provided McCallen's employment by the Company has not been terminated for cause. See "Item 6. Executive Compensation."

     The tenth individual, Shawn D. Baldwin ("Baldwin"), entered into a Subscription and Rights Agreement with the Company on July 30, 1999, pursuant to which Baldwin purchased 351,282 shares of Common Stock. Simultaneously therewith, Baldwin entered into a three year Employment Agreement with the Company which commenced on October 1, 1999. Pursuant to the Employment Agreement, Baldwin serves as Chief Strategy Officer of the Company. Prior to July 30, 1999, Baldwin had no affiliation with the Company or with Wall Street Inc.

     In his Subscription and Rights Agreement, Baldwin granted to the Company the right to repurchase up to 263,461 of the shares subscribed for (the "Baldwin Escrow Shares"), at the same purchase price of $.0025 per share, if Baldwin's employment by the Company is terminated for cause. The Baldwin Escrow Shares were placed into escrow and 87,820 of such shares were released therefrom as of October 28, 1999, and the balance of the shares subscribed for were released from escrow on April 7, 2000.

     Simultaneously with the execution of his Employment Agreement, and in accordance with the terms thereof, the Company granted to Baldwin an option under the Plan to acquire 526,923 shares of Common Stock at an exercise price per share equal to the closing bid price for common shares as quoted on the OTC Electronic Bulletin Board on the first day after the date of grant on which the common shares traded (i.e., $3.50). The option vests in nine equal quarter annual increments commencing nine months after the commencement date of Baldwin's employment by the Company pursuant to his Employment Agreement (July 1, 2000). See "Item 6. Executive Compensation."

     The ten individuals referred to above also entered into a voting agreement with Payne dated as of July 30, 1999, conditioned on the closing of the Company's acquisition of Wall Street Inc., pursuant to which, among other matters, the individuals agreed to vote their shares of Common Stock to elect Payne and his designees as directors of the Company for so long as Payne beneficially owns at least 10% of the voting shares of capital stock of the Company.


     On August 9, 1999, Stephen Gross, David McCallen and Gerald Turner were elected to the Board of Directors of the Company.

     On September 23, 1999, the Company completed the purchase from Payne of all of the issued and outstanding shares of common stock of Wall Street Inc. in accordance with the terms of the Share Exchange Agreement. In connection with the closing of the Company's acquisition of Wall Street Inc., (i) an aggregate of 7,850,000 shares of the outstanding Common Stock owned by Rice were canceled,
(ii) the Company completed the sale to accredited investors, pursuant to Rule 506 of Regulation D under the Securities Act, of an aggregate of 600,000 shares of Common Stock for aggregate proceeds of $3,000,000, (iii) the Company and Payne entered into an employment agreement, (iv) certain parties, including the Company and Rice, entered into a Voting Agreement dated September 23, 1999 (the "Voting Agreement") with respect to certain shares of Common Stock (see "Item 8. Description of Securities-Voting Agreement"), and (v) Payne became a director of the Company. The Company changed its name from Vacation Emporium Corporation to Wall Street Strategies Corporation on September 24, 1999.


     Wall Street Inc. was incorporated in the State of Delaware on September 18, 1991. Except in connection with its acquisition by the Company as described above, Wall Street Inc. has not been subject to or involved with any material classification, merger, consolidation or purchase or sale of a significant amount of assets not in the ordinary course of business. Neither the Company nor Wall Street Inc. has been involved in any bankruptcy, receivership or similar proceeding.

     All references below to the "Company" include (in addition to WSSC and VEI-Colorado) Wall Street Inc., except as otherwise indicated or where the context otherwise requires.

BUSINESS OVERVIEW



     The Company, through its Wall Street Inc. subsidiary, provides investment research and information services for individual and institutional investors and financial professionals, including brokerage firms and their clients, investment banks and their clients, and mutual fund and portfolio managers. Wall Street Inc., which was founded in 1991 by Charles V. Payne, the beneficial owner of approximately 59% of the Company's Common Stock (see "Item 4. Security Ownership of Certain Beneficial Owners and Management"), historically has delivered its products, including financial and market information, analysis, advice and commentary, to paying subscribers through a variety of media including phone, fax, e-mail, audio recordings, newsletters and traditional mail.

     As of March 31, 2000, the Company had approximately 3,050 active subscribers, consisting primarily of financial professionals. Subscription fees paid by such subscribers for one or more of the Company's products or services, presently constitute the Company's sole source of revenue. During the second calendar quarter of 1999, Wall Street Inc. adopted a business strategy designed to increase the total number of its subscribers, including significant numbers of individual investors, and to increase and diversify its revenue sources. To those ends, the Company has announced a number of initiatives, including the creation, launch and marketing of its website and the establishment of strategic distribution relationships through which the Company will reach both institutional and individual investors.

     The website, the first phase of which became operational during January 2000, offers to subscribers the Company's own proprietary content, including financial information and analysis, as well as access to other financial information and services in a real-time, interactive medium. The Company expects to use the website to build brand awareness, attract paying subscribers for its products, and generate advertising revenue. See "Existing Products and Services
- wstreet.com - The Company's Website" below.

     To date, the Company has entered into strategic relationships with Zacks Investment Research and Data Broadcasting Communications Corporation. These and other futute strategic relationships for distribution of the Company's products and services and for syndication and co-branded publication of the Company's content, are intended to provide the Company with access to targeted groups of potential subscribers, as well as to promote and brand Wall Street Inc. and its products to particular audiences. See "Distribution of Products--Strategic Distribution Relationships and Content Syndication".



RISK FACTORS


      Prospective investors should carefully consider the following risks, in addition to the other information contained in this Registration Statement, concerning the Company and its business, before making any investment in the Company's securities.

History of Operating Losses; Future Losses

      The Company has incurred operating losses in each of its last three fiscal years. As of December 31, 1999, the Company had an accumulated deficit of approximately $4,400,000. In addition, as of December 31, 1999, the Company had unearned compensation expense of approximately $6,250,000 that will be amortized into operations over the next two to three years but that will not require a cash expenditure. The Company expects operating losses to continue for the foreseeable future as it intends to significantly increase its operating expenses to grow its business. The Company expects to incur significant sales, marketing, product development, additional non-cash compensation charges in connection with the issuance of stock options to new management personnel, and general and administrative expenses, in particular, in connection with its recently created website. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Success of Business Strategy

      The Company may not be successful in its business strategy designed to increase the total number of its subscribers and to increase and diversify its revenue sources. Among the principal elements of such strategy are the creation, launch and marketing of its website and the establishment of strategic relationships through which the Company expects to reach both institutional and individual investors. The limited extent of the Company's assets and history of operating a website make it subject to the risks, expenses and difficulties frequently encountered by early stage companies in new and rapidly evolving markets, such as the Internet. Such factors may also make it difficult for the Company to establish and maintain strategic relationships with other websites to attract subscribers and advertisers. Even if the Company enters into distribution relationships with other websites, they themselves may not attract significant numbers of users. Therefore, the Company's site may not receive additional subscribers from these relationships. See "Business--Products and Services," "Distribution of Products" and "Competition".

Need for Additional Capital; Uncertainty of Access to Capital

      The Company may require additional capital to fund its operations. No assurance can be given that the Company will be able to obtain such capital. If the Company cannot obtain additional capital, the Company may be required to limit its development of new products, reduce its advertising and marketing efforts, decrease or eliminate capital expenditures, reduce customer services and support, and slow the rate of growth in or reduce the number of its administrative and executive employees. Any of the foregoing could materially adversely affect the Company's business and its ability to compete.

      Even if the Company finds a source of additional capital, the Company may not be able to negotiate acceptable terms and conditions for receiving the additional funding. Any future capital investments could dilute or otherwise adversely affect the holdings or rights of existing shareholders or restrict the operations of the Company. See "Management's Discussion and Analysis -- Liquidity and Capital Resources".

Dependence on Charles V. Payne.

      The Company's success depends, to a significant extent, upon the abilities, reputation and continued efforts of its Chief Executive Officer and controlling shareholder, Charles V. Payne, who is also the Company's principal stock market analyst and media spokesperson. The Company has entered into an employment agreement with Mr. Payne and has insurance on the life of Mr. Payne in the amount of $6,000,000 The loss of Mr. Payne or damage to his reputation could have a material adverse effect upon the Company. See "Item 5. Directors and Executive Offices" and "Item 6. Executive Compensation".

Competition.

      An increasing number of financial news, analysis and information sources compete for consumers' and advertisers' attention and spending . The Company expects this competition to continue to increase. The Company competes for subscribers and staff and will compete for advertisers with many types of companies, including online services or websites focused on business, finance and investing, publishers of traditional media such as print, radio and television, providers of terminal-based financial news and data, web "portal" companies and online brokerage firms. The Company's ability to compete depends on many factors, including ease of delivery of products and use of its website, performance, price, reliability customer service and support, identity of its spokesperson and sales and marketing, as well as the quality, originality, variety and timeliness of the Company's products and services.

      Many of the Company's existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than the Company. This may allow them to devote greater resources than the Company to the development and promotion of their services and to the recruitment and hiring of analysts and other personnel. These competitors may also engage in more extensive research and development, undertake more extensive marketing campaigns, adopt more aggressive pricing policies (including offering all or a portion of their financial news for free) and make more attractive offers to existing and potential employees, advertisers and strategic partners.

      The Company also expects to compete with other websites, television, radio and print media for a share of advertisers' total advertising budgets. If advertisers perceive the Internet or the Company's website to be a limited or an ineffective advertising medium, they may be reluctant to devote a portion of their advertising budget to Internet advertising on the Company's website. See "Business--Competition".

Management of Operations and Growth.

      The Company has experienced rapid growth in its operations that has placed, and could continue to place, a significant strain on the Company's financial, management, accounting and other resources. To manage such growth, the Company will have to continue to implement and improve its managerial controls and procedures and operational and financial systems. In addition, the Company's future success will depend on its ability to expand, train and manage its work force. Although the Company believes it will be able to hire qualified staff in all areas of the Company's operations, if it were unable to do so, the Company's business and results of operations could be adversely affected.

Fluctuating Quarterly Results

      The Company expects to experience significant fluctuations in quarterly operating results due to a variety of factors, including, but not limited to,
(a) its ability to maintain and attract subscribers for its products and services, (b) market acceptance of the Internet as a medium for consumers of financial news and analysis, (c) the Company's ability to create and deliver accurate and reliable content in order to attract users to its website to subscribe for its products and services, and to attract advertisers to its website, (d) intense competition from other providers of financial news and analysis both over the Internet and through traditional media, (e) delays or error in the Company's ability to effect e-commerce transactions, (f) the Company's ability to upgrade and develop its systems and infrastructure in a timely and effective manner, (g) technical difficulties, system downtime, Internet brownouts, interruptions, delays or capacity problems experienced in the Internet or with telephone communications, (h) seasonality of the industry,
(i) seasonality of advertising sales, (j) Company promotions and sales programs,
(k) the amount and timing of operating costs and capital expenditures relating to expansion of the Company's business, operations and infrastructure and the implementation of marketing programs, key agreements and strategic alliances, and (l) general economic conditions, economic conditions specific to the Internet and the general state of the stock markets.

Governmental Regulations

      Operation of the Company's website is dependent on the use of the Internet and telephone connections. As at the date of this Registration Statement, there are few laws that apply specifically to access to or commerce on the internet. Due to the increasing popularity of use of the Internet, however, it is possible that laws and regulations with respect to the Internet may be adopted at Federal, state and even local levels, covering issues such as user privacy, freedom of expression, pricing, characteristics and quality of products and services, taxation, advertising, intellectual property rights, information security and the convergence of traditional telecommunications services with Internet communications. In addition, the telecommunications industry is subject to regulatory control under various Federal statutes. Any amendments to current regulations, statutes or new laws and regulations could have a material adverse effect on the Company's business, results of operations and prospects. See "Governmental Regulations".

Registration as an Investment Adviser

     Wall Street Inc. has submitted to the SEC an application for registration as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act") in order to be able to provide certain individualized products and services to subscribers. The failure to obtain such registration could have a material adverse effect upon the Company business and results of operations. Even if such registration is obtained, the regulatory difficulties and compliance obligations may adversely impact the Company's results of operations. See "Products and Services--Contemplated Products and Services" and "Governmental Regulations".

PRODUCTS AND SERVICES

     Since 1991, Wall Street Inc. has provided independent research, analysis, news and information, advice and commentary concerning investments and financial markets to the investment community. This information is packaged in a range of products tailored to the needs of particular types of investors and financial professionals. The products are priced at different levels and subscribers pay monthly fees ranging from $75 to $525, depending on the product and the medium of communication requested. The Company currently delivers its products to subscribers through a variety of media including phone, fax, e-mail, audio recordings, newsletters, traditional mail and through its website via the Internet. From time to time, the Company also offers special promotions such as one week trial subscriptions for $9.95. The Company offers discounts if subscribers purchase more than one product and if they elect quarterly or yearly subscriptions. The Company also offers its Institutional Service pursuant to which subscribers, for a monthly fee of between $2,000 to $8300, are provided comprehensive information regarding the Company's recommendations regarding individual securities. See "Existing Products and Services" below.

     As of March 31, 2000, the Company had approximately 3,050 active subscribers for one or more of the products offered. Historically, the Company has marketed its products to institutional investors and financial professionals, including mutual funds managers, portfolio managers and brokers. Such persons have represented the bulk of the Company's subscribers. The Company intends to continue to market its products to such persons and to increase the number of such persons subscribing for the Company's products. However, the Company has also attracted individual investors as subscribers and has adopted a business strategy designed, among other things, to attract significant numbers of individual investors as new subscribers. In addition, the Company's strategy emphasizes the creation, launch and marketing of, and attraction of substantial numbers of visitors and registered users to its website.

     In recent years, there has been substantial growth in the individual ownership of equity and fixed income securities worldwide. In a Fall 1999 survey entitled "Equity Ownership in America," the Investment Company Institute and the Securities Industry Association reported that the number of Americans owning stocks directly or through mutual funds grew from an estimated 42.9 million in 1983 to almost 78.7 million in 1999. The survey further reported that total holdings of equities by U.S. households rose from 17.2 per cent of household financial assets in 1980 to 34.9 percent in 1998.

     The Company believes that various factors have contributed to the growth in financial assets, including organization of increased numbers of mutual funds, increased investment into mutual funds, the allocation by households of more assets to equity investments, sustained high returns in the equity markets over a number of years, and lower trading costs as a result of regulatory changes and improved technologies. The proliferation in equity ownership and associated trading activity has created a need for more investment research and market information on the part of individual investors who seek higher returns on their portfolios.

     The Company believes that the World Wide Web (the "web") has rapidly established itself as an effective means for investors to manage their portfolios, research investments and trade securities. At the same time, individuals have been taking greater control of their investments by directly researching their investments, tracking their portfolios, purchasing no-load mutual funds and playing a more proactive role in their relationships with financial advisors. The web has facilitated these behavioral shifts by providing individual investors with easy access to information that was once generally available only to investment professionals, such as timely market news, intra-day and historical quotes, charts, Securities and Exchange Commission ("SEC") filings and analysts' earnings estimates.

     The Company believes that these trends evidence a fundamental change in the way many individual investors manage their financial assets. As individual investors seek to independently manage their financial assets, the demand for independent financial analysis and research, including SEC filings, business and financial news, stock quotes, stock price graphs and annual reports, has grown. Such analysis and research represent key tools used by individual and institutional investors in deciding whether to invest in a company or industry and when to buy and sell a particular security.

     The Company believes that by combining its existing products and services with financial news and information and employing the interactive qualities of the Internet to create a branded financial web site, it can capitalize on the increased demand among individual investors for financial analysis and research and attract such investors as new subscribers. For this reason, as part of the business strategy adopted by Wall Street Inc. in the second calendar quarter of 1999, the Company launched the first phase of its website during January 2000.

Existing Products and Services

     Charles Payne, the Company's Chief Executive Officer and principal analyst, works with the Company's staff of five additional professional analysts and researchers to produce commentary, analysis and stock selections on a daily basis which provide the content for the Company's products. Mr. Payne edits all product content and is the Company's featured personality and spokesperson, appearing regularly on television and radio and speaking regularly at financial seminars and other events and engagements. Mr. Payne does not receive fees for appearances on behalf of the Company.

     The Company currently offers subscribers a range of products incorporating the Company's financial and market research, analysis, advice and commentary, tailored to the needs and interests of investors and financial professionals with various investment objectives. These products include:

   First Alert

     First Alert is a research service focusing specifically on equity securities and issued to subscribers four times each trading day. Each First Alert report consists of a stock selection with information on the stock's current price, trading targets and, generally, a recommended stop loss. Reports also include a brief synopsis of the reasons for the Company's stock selection and the basis for the Company's belief that the selected stock is likely to increase in value. The Company believes that First Alert generally appeals to active traders holding equity investments on a short-term (i.e. one hour to one month) basis. The base price for subscriptions to First Alert is $525 per month (subject to discount based on the medium of delivery and whether the product is bundled with other Company products). In 1999, subscriptions to First Alert accounted for approximately 11% of the Company's total subscription revenues.

   Hotline

     Hotline provides subscribers with overall market commentary combined with a stock selection. The commentary portion consists of an overall review of the current market environment as well as an analysis of events

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that may impact the day's trading session, such as economic data, earnings reports, and rumors. The stock selection portion usually consists of a single stock pick the Company believes may outperform the broader market. The Company believes that Hotline generally appeals to investors holding equity investments for an intermediate to longer-term (i.e. thirty days to six months) period. Subscribers receive the report twice each trading day. The base price for subscriptions to Hotline is $350 per month (subject to discount based on the medium of delivery and whether the product is bundled with other Company products). In 1999, subscriptions to Hotline accounted for approximately 57% of the Company's total subscription revenues.

   Newsletter

     The Newsletter is a monthly publication addressing equity securities. Each issue of the Newsletter generally contains market commentary and two or three specific selections of stocks the Company believes may be undervalued and/or undiscovered and may outperform the broader market over the period held. The Newsletter, which, the Company believes, generally appeals to longer-term investors (i.e. more than three months), is designed to identify investment opportunities Wall Street Inc. believes may be overlooked by traditional brokerage research and the general media. The base price for subscriptions to the Newsletter is $75 per month (subject to discount based on the medium of delivery and whether the product is bundled with other Company products). In 1999, subscriptions to the Newsletter accounted for approximately 4% of the Company's total subscription revenues.

   Storyline

     The Storyline is a daily publication reporting and assessing rumors and takeover speculation gathered by Wall Street Inc.'s analysts from their network of market contacts and professionals. The Storyline seeks to provide subscribers with trading guidance and insight with respect to existing rumors and takeover speculation. The base price for subscriptions to the Storyline is $200 per month (subject to discount based on the medium of delivery and whether the product is bundled with other Company products). In 1999, subscriptions to the Storyline accounted for approximately 1% of the Company's total subscription revenues.

   Institutional Service

     The Institutional Service offers to subscribers comprehensive information regarding the Company's recommendations as to individual securities. The information provided pursuant to this service includes recommended trade prices, stop loss prices, exit prices as well as updates. This service is geared toward sophisticated, institutional size traders (i.e., those persons trading larger blocks of securities). Monthly fees for the Institutional Service range from $2,000 to $8,300. In 1999, the Institutional Service accounted for approximately 27% of the Company's total subscription revenues.

   wstreet.com--The Company's Website

     The Company's business strategy is designed, among other things, to increase the total number of subscribers to the Company's products, by attracting additional institutional subscribers and financial professionals, as well as a significant number of individual investors. The Company's website, wstreet.com (the "Site"), the first phase of which was launched in January 2000, is designed to be a comprehensive financial news and information destination for institutional and individual investors and financial professionals, enabling the Company to build its subscriber base, draw substantial numbers of registered users and visitors to Site areas available to them, and attract advertisers. Through the Site, the Company delivers its products to subscribers in a real-time, interactive medium, making the products more readily, immediately and efficiently accessible than through the Company's historical delivery methods. The Company will use the Site to combine its traditional products, available to subscribers paying for access to product areas, with access to additional financial news and information, stock quotes, community features such as message boards, investment and analytical tools and other features.

     The Company will offer subscribers to its First Alert, Hotline, Storyline and Newsletter products the option to receive such products via the Site. In addition to the Company's traditional products, the Site will offer the following:

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

   Community Features

     The Site will include interactive features designed to attract traffic to the Site and build community among users and subscribers. Such features will include message boards available for use by users and divided by topic, and question and answer forums conducted after the close of trading sessions.

   Investment Tools

     The Site will include a variety of interactive investment tools provided by or in conjunction with Standard & Poor's including real time and delayed stock quotes, portfolio watch lists, charts, news headlines, news stories, company profile overviews, company profile vital statistics, market statistics, market commentary, mutual fund profiles and a learning center (including a glossary).

   Third Party Investment Research

     The Company has entered into a co-branding agreement with Zacks Investment Research ("Zacks") which will enable the Site to include investment research and information prepared by Zacks. Similarly, material prepared by the Company will be offered on Zacks' website. See "Distribution of Products - Strategic Distribution Relationships and Content Syndication."

   Site Area Access

     Specific Site areas and features will be accessible to the public at different levels.

     All visitors to the Site will have access to certain basic Site areas and features including general information concerning the Company and its products. Visitors will have the option of becoming "registered users" by completing a simple registration process. Registered users will provide the Company with certain basic demographic information about themselves, their investment interests, histories and goals, thus enabling the Company to promote to such registered users the products most likely to be of interest to them. The demographic information is not sold or distributed to any third party. Registered users will have access to twice daily market commentaries as well as certain community features and investment tools, including delayed stock quotes and the Company's proprietary portfolio tracking tools.

     Paid subscribers to one or more of the Company's products will have access via the Site to the products purchased, as well as to most Site areas, features and investment tools including real time stock quotes and all Standard & Poor's features. Subscribers will enter into a Subscriber Agreement with the Company and will be charged for the products on a monthly, quarterly or annual basis. The Company may, from time to time, make certain products and features available to subscribers on a discounted basis or pursuant to introductory offers.

   Website Status

     In January 2000, the Company launched the initial phase of the Site; in the initial phase, certain descriptive information concerning the Company and its products is available to all visitors, with the Company's First Alert, Hotline, Newsletter and Storyline products available to paid subscribers. The second phase of the Company's site development, including introduction of the community investment tools and third party investment research referred to above will be completed during the first half of 2000. The Company expects to add additional products, features and Site areas on an on-going basis.

Contemplated Products and Services

     Wall Street Inc. has submitted to the SEC an application for registration as an investment adviser under the Advisers Act. Wall Street Inc. is seeking to become a registered investment adviser to enable it to provide certain individualized products and services to subscribers for which registration as an investment adviser is required. Additional products and services which the Company expects to offer to subscribers upon and subject to approval of Wall Street Inc.'s application include the following:

   Enhanced Institutional Service

     The "Enhanced Institutional Service" would provide more comprehensive and customized information to subscribers, offering greater insight and analysis than that available through the Company's other products (including the existing Institutional Service). The Company believes that institutional investors (generally, those investors with more than two years of trading experience and investments of more than $250,000 in the equity markets) would be the audience most interested in this service. Many such qualified investors would be subscribers to other Company products who desire more intensive service.

     Through the Enhanced Institutional Service, the Company would offer subscribers the option of paying on the basis of the number of stock recommendations made by the Company, which fee it is anticipated will approximate the current charges for the existing Institutional Service (i.e., $2,000 to $8,300), but provide for a discount to those subscribers who intend to obtain a large number of the Company's recommendations.

     In addition, the Company intends to provide its Enhanced Institutional Service subscribers with the opportunity to contact the Company to request information regarding individual securities selected by the subscriber. This service would not be offered to the subscribers to the Company's other products. A limited number of such inquiries would be included in the cost of the Enhanced Institutional Service, after which a fee would be charged for the information as to the Company's opinion on the individual security. Customers would be advised in advance of any such charge. It is expected that any such charge will be in the range of $25.00.

   Portfolio Tracking

     Upon completion of the investment adviser registration process, Wall Street Inc. will also offer subscribers paying for the service the opportunity to notify Wall Street Inc. immediately and on an ongoing basis of their holdings and transactions. Wall Street Inc. will enter the information provided into its database and track subscribers' portfolios on an ongoing basis. By monitoring participating subscribers' portfolios, Wall Street Inc. will be in a position to provide subscribers with subsequent updates and information as well as its latest opinions on the positions taken.

     By operation of regulations promulgated by the SEC, the application for registration as an investment adviser is deemed to be effective 45 days from its submission. If the staff of the SEC seeks additional information or has comments on the application, however, the approval of the application could be delayed or denied. Wall Street Inc. intends to diligently pursue registration as an investment adviser and to commence offering additional products and services upon approval of its registration application.

DISTRIBUTION OF PRODUCTS

     Since its inception in 1991, Wall Street Inc. has maintained an internal direct sales department for the marketing and sale of its products. As of March 31, 2000, Wall Street Inc.'s sales and marketing staff numbered 16 persons. The sales and marketing force, which is compensated based on subscriptions sold, develops sales presentations and demonstrations for potential subscribers and manages the Company's entire marketing and sales effort. In addition, the Company uses a variety of other means to promote its products and the Wall Street Strategies brand. Charles Payne, the Company's Chief Executive Officer and principal analyst, is also the Company's featured personality and spokesperson, regularly appearing on and promoting the Company through a variety of media outlets, including television, radio, newspapers and magazines. Mr. Payne also speaks at trade shows, conferences and seminars on a regular basis.

     The Company expects to continue these marketing activities while also undertaking new promotional initiatives in conjunction with the development of the website and the efforts to attract additional subscribers including significant numbers of individual investors. In particular, the Company plans to conduct advertising and direct mail campaigns, establish strategic distribution relationships and syndicate its content to other sites and outlets. Furthermore, while the Company has, historically, directed its products primarily to United States investors, the Company believes there may be a substantial market for its products in Europe and expects to expand its marketing and distribution efforts to European investors during calendar year 2000.

   Advertising and Direct Mail

     In connection with the launch and marketing of the Site, the Company anticipates conducting a multi-faceted advertising campaign in print as well as electronic media. The Company also expects to conduct direct mail marketing initiatives targeting groups likely to be interested in the Company's products. The precise strategy and budget for such campaigns are expected to be determined during the first half of 2000.

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


   Strategic Distribution Relationships and Content Syndication

     The Company intends to develop strategic relationships with third parties for the distribution of the Company's products and services and for the syndication and co-branded publication of portions of the content produced by the Company. Strategic distribution relationships will provide the Company with access to targeted groups of potential subscribers who are currently customers or clients of third parties; revenue generated by sales of the Company's products to such persons will be shared with third party distributors. Content syndication will create targeted exposure of Wall Street Inc.'s name and content, driving additional traffic to the Site. All such relationships are designed to promote and brand Wall Street Inc. and its products to particular audiences and to enable the Company to offer its products and services on a targeted basis to persons likely to be interested in such products and services.

     In October 1999, Wall Street Inc. and Zacks Investment Research ("Zacks") agreed in principal to engage in a strategic relationship. Zacks agreed to create a co-branded page in its Zacks.com "finance center" promoting Wall Street Inc. and including information regarding Wall Street Inc. In turn, Wall Street Inc. agreed to include on its website a link to the Zacks.com finance center. The parties do not compensate each other for these reciprocal marketing activities.

     In November 1999, Wall Street Inc. and Data Broadcasting Communications Corporation ("DBC"), a provider of real-time market data to individual investors, agreed to cooperate in several areas. DBC hosts seminars to educate individual traders with respect to trading. These seminars are often co-hosted with on-line brokerage or financial information partners and feature guest speakers. As part of the strategic relationship between Wall Street Inc. and DBC, it is anticipated that Charles Payne, the Company's Chief Executive Officer and principal analyst, will speak at various DBC seminars. To date, Mr. Payne has been a featured speaker at two DBC seminars. Mr. Payne receives no compensation for such appearances.

     Wall Street Inc. is also working with DBC to create subscriber supported reports for users of DBC's "eSignal" real-time streaming stock quotes service. The precise content and pricing of such reports, as well as the allocation of subscription fees attributable to such reports, has not yet been determined. It is anticipated that the reports will be incorporated into eSignal by May 15, 2000. In addition, Wall Street Inc. and DBC have agreed to co-market DBC's seminars and the Wall Street Inc. reports to be included in eSignal. Although the precise nature of such co-marketing activities has not been determined, such activities may include direct mail, website promotion, website links, mass emails and print advertising.

COMPETITION

     The Company competes with a substantial number of providers of financial news and information, market analysis and stock selections for the attention of subscribers and advertisers. The growth in consumer demand for such content has been accompanied by enormous growth in the availability of such content and the number and types of sources for such content. Among the sources of competition are:

o Online services or websites focused on business, finance and investing, such as CBS MarketWatch.com, The Wall Street Journal Interactive Edition, CNNfn and The Street.com.

o Publishers and distributors of traditional media, including print, radio and television, such as The Wall Street Journal, Investors' Daily, Barrons, Fortune, CNN and CNBC.

o Providers of terminal-based financial news and data, such as Bloomberg Business News, Reuters News Service, Dow Jones Markets and Bridge News Service.

o    Web "portal" companies such as Yahoo!, MSN and America Online.

o Online brokerage firms which provide financial and investment news and information, such as Charles Schwab and E*TRADE.

o Online market analysis and stock analysis and selection companies such as Clear Station, Polar Trading and Pristine Trading.

     The market for the electronic distribution of investment research and related services is intensely competitive and this competition is expected to continue to increase. The Company seeks to differentiate itself from its competitors based on numerous factors including ease of delivery of products and use of the Site, performance, price, reliability, customer service and support, and sales and marketing efforts, as well as the quality, originality, variety and timeliness of the Company's products and services. The Company believes that its strategic distribution and content syndication relationships also represent important competitive advantages.

     The Company also believes that competitive position within the financial news and information, market analysis and stock selection market is, to a significant degree, personality driven; spokesmen and analysts for enterprises in such market are often highly visible and can be an important factor in differentiating a business from its competition. The Company believes that Charles Payne's role in its business and continuing visibility for the Company provides it with an important competitive characteristic and advantage.

DEPENDENCE ON MAJOR CUSTOMERS

     The Company's business is not dependent on one or a few major customers.

INTELLECTUAL PROPERTY

     Although the Company's success depends on maintaining and protecting its intellectual property, including its software, trademarks and tradenames, the Company has not registered any of its trademarks in the United States or abroad. The Company may in the future seek to protect its intellectual property under applicable copyright and trademark laws in the countries in which it conducts business. The Company may prosecute litigation against infringements of its intellectual property. In order to protect its trade secrets and other intellectual property, the Company has required some, and may in the future require all of its employees, consultants, advisors and collaborators to enter into confidentiality agreements which prohibit the disclosure of proprietary information to third parties or the use of proprietary information for commercial purposes.

GOVERNMENTAL REGULATIONS

     Wall Street Inc. has applied for registration as an investment adviser under the Advisers Act. If the application is approved (and provided that no material limitation or condition is placed on Wall Street Inc.'s activities pursuant to the grant of such application), Wall Street Inc. intends to provide certain individualized services to current and new subscribers, as described above. As a registered investment adviser, Wall Street Inc. will be subject to various laws, rules, and regulations that may not otherwise be applicable to persons whose business activities are exempt from registration, such as the exemption relied on by Wall Street Inc. for publishers of bona fide business or financial publications of general and regular circulation. In addition, there are various costs and risks that will be incurred by persons acting in a capacity requiring registration as an investment adviser. By way of example, and not intended as a comprehensive discussion of all of the applicable regulatory provisions, such persons are required to adopt and implement various policies and procedures, including those designed to avoid the improper use of inside information, maintain certain books and records, and refrain from engaging in certain transaction with investment advisory clients or activities that could be inconsistent with their client's interest. Moreover, persons acting as investment advisers are subject to having their operations, including certain books and records, examined by authorized state or federal regulators. While Wall Street Inc. fully intends to comply with all applicable law, rules, and regulations, if a regulator determines that a violation of applicable law has occurred, such regulator could seek to impose a monetary fine or some disciplinary measure, which could include limitations or cessation of certain or all investment advisory activities. Any such action by the regulator would likely occur only after inquiry of the facts and circumstances, in the event that an investigation was commenced in the first instance; in that event, however, Wall Street Inc. and/or the Company would incur costs associated with preparing for and responding to such inquiry. Because Wall Street Inc. does not intend to act as a "traditional" investment adviser (in that it will not hold subscriber's securities or assets and will not have any authority, discretionary or otherwise, over subscriber's assets or securities) it is anticipated that the costs associated with complying with applicable regulations will be less than those of traditional investment advisers.

     Wall Street Inc. is subject to various federal and state securities and other laws that may limit Wall Street Inc.'s activities and, under certain circumstances, subject Wall Street Inc. to additional costs of compliance or the imposition of sanctions if it did not comply. In addition, the laws and regulations potentially applicable to an entity that engages in the activities contemplated by Wall Street Inc. are subject to change or modification. Any such change could subject Wall Street Inc. to additional costs in the form of changes to its systems and procedures and/or potential limitations on its activities.

EMPLOYEES

     At March 31, 2000, the Company had a total of 39 employees, all of whom are full-time employees. Of these persons, 16 are in sales and marketing, five are analysts, researchers, writers or editorial personnel, and 18 are in accounting, operations, administration and management. The Company is not subject to any collective bargaining agreements.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following analysis of the results of operations and financial condition of the Company should be read in conjunction with the consolidated financial statements, including the notes thereto, of the Company contained elsewhere in this Registration Statement.

Overview

     Since its founding in 1991, the Company has engaged in the business of providing investment research and information services for institutional and individual investors and financial professionals. The Company has historically delivered its products, including financial and market information, analysis, advice and commentary, to paying subscribers through a variety of media including phone, fax, e-mail, audio recordings, newsletters and traditional mail. Sales of subscriptions to the Company's products have represented the Company's sole source of revenue, and the Company's subscribers have predominantly been composed of institutional investors and financial professionals.

     During 1999, the Company adopted a business strategy designed to increase the total number of its subscribers, including significant numbers of individual investors, and to increase and diversify its sources of revenue. To those ends, the Company has announced a number of initiatives, including the creation, launch and marketing of its website and the establishment of strategic distribution relationships through which the Company will reach both institutional and individual investors. In particular, the Company expects to use the website to build brand awareness, attract paying subscribers for its products and generate advertising revenue.

     In connection with the execution of its business strategy, in 1999, the Company engaged various service providers including website designers and providers of content for its website, purchased computer systems and software, and hired additional management, sales, operational and administrative personnel.

     The Company anticipates that it will continue to develop its website during 2000, and will undertake a significant marketing and advertising program to promote its brand and products. The Company will also pursue additional strategic relationships and, as appropriate, hire additional personnel, including management personnel, and purchase additional computer systems and software.

     As discussed below, the fiscal years ended December 31, 1998 and December 31, 1999 were characterized by significant sales increases offset by significant expenses associated with sales commissions on subscriptions, increased personnel and, in 1999, website design and other strategic and operational initiatives. The Company expects operating losses to continue for the foreseeable future as it intends to significantly increase its operating expenses to implement its business strategy. As of December 31, 1998, the Company had 1,730 active subscribers. Subscription revenue in 1998 totaled $2,226,726. As of December 31, 1999, the number of active subscribers increased to 2,700, and subscription revenue for 1999 increased to $4,318,534.

Results of Operations

   Comparison of the Year Ended December 31, 1998 to the Year Ended December 31, 1999

     Revenues increased from $2,329,215 in 1998 to $4,474,699 in 1999, an increase of 92%. Income from sales of subscriptions to the Company's products represented nearly all of the Company's revenues in both years. The increase in revenue resulted primarily from increased sales and promotional efforts, the increased visibility of Charles Payne, the Company's chief analyst and spokesperson, and the continued general growth in U.S. households' purchasing and ownership of financial assets.

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

     The Company realized a loss of $14,769 on the sale of marketable securities in 1999 as compared to a gain of $99,827 on the sale of marketable securities in 1998.

     The Company experienced a substantial increase in operating expenses from 1998 to 1999, offsetting the increase in revenues over the same period. A substantial portion of the increase in operating expenses is attributable to stock compensation earned and charged to expense in connection with the issuance of shares of Common Stock to certain key employees and new management personnel recruited by the Company as part of the Company's expansion strategy. Total operating expenses increased from $2,440,404 in 1998 to $8,689,176 in 1999, an increase of 256%. Of these amounts, $7,001,997 represented salaries and commissions in 1999, compared to $1,614,658 in 1998, an increase of 334%. The portion of this 1999 expense attributable to the stock compensation earned and charged to expense was $3,829,348. In the absence of these charges, salaries and commissions would have increased to $3,172,649, a 97% increase over 1998. Payroll taxes and employee benefits increased 14% over the same periods, from $274,832 to $314,251; these amounts included a profit sharing contribution by the Company of $100,000 during 1999 compared to $150,000 in 1998. Apart from the charge to expense represented by stock compensation, increases in salaries and commissions continued to represent a substantial portion of the overall increase in operating expenses. Such increases were attributable to retention of existing personnel and engagement of additional personnel, particularly management personnel required to effect the Company's business strategy of growth and expansion, as well as to increased commissions payable to sales representatives in connection with increased subscription sales. The Company anticipates continuing its efforts to retain and recruit personnel and corresponding increases in expenses attributable to salaries and commissions, as well as increased commissions payable as subscription sales increase. The Company further anticipates significant additional charges to expense for earned stock compensation during 2000 and 2001.

     Rent and occupancy costs increased from $42,068 in 1998 to $82,759 in 1999, an increase of 97%. The increase was attributable to the relocation of the Company's offices in the Fall of 1998. Additional space was required to house the increased number of employees and sales people hired or engaged by the Company. The Company has signed a lease for new office space and expects to relocate its offices to the new space by July 1, 2000. The Company's new facility will be significantly larger than its existing office space, and, accordingly, the Company anticipates substantial increases in its rent and occupancy costs during 2000 and in subsequent years.

     The Company experienced increased costs and expenses in 1999 as compared to 1998 in a number of other areas attributable to its expansion and the implementation of its business strategy to increase the number of its subscribers and to create its website. Telephone and communications costs increased from $176,987 in 1998 to $264,321 in 1999, an increase of 49%. Travel and promotion costs increased from $57,768 in 1998 to $104,335 in 1999, an increase of 81%. Furthermore, the Company incurred website development costs for the first time in 1999 in the amount of $115,967. The Company also incurred increased professional and consulting fees in 1999 attributable to its expansion. Professional fees increased from $36,525 in 1998 to $234,360 in 1999, an increase of 542%. Consulting fees increased from $44,749 in 1998 to $218,597 in 1999, an increase of 388%.

     General and administrative costs increased from $84,320 in 1998 to $121,101 in 1999, an increase of 44%. Other operating expenses increased by 128% from 1998 to 1999, from $98,474 to $224,400.

     The Company experienced a net loss for 1999 of ($4,251,065), or ($0.37) per share, as compared to a net loss for 1998 of ($109,619), or ($0.01) per share. Management believes that the increase in the Company's net loss was primarily due to the stock compensation charge described above, as well as increased salaries and commissions paid to additional personnel and in respect of increased subscriptions and other increased operating expenses.

     Although the Company cannot accurately determine the precise effect of inflation on its operations, it does not believe that inflation has had a material effect on sales or results of operations in 1998 or 1999.

LIQUIDITY AND CAPITAL RESOURCES

     The Company historically has financed its operations out of revenues from subscriptions for its products. In September 1999, the Company received net proceeds of $3,000,000 from the sale of 600,000 shares of its Common Stock (the "Private Placement").

     Net cash used in operating activities in 1999 was ($98,320) compared to net cash provided by operating activities of $80,142 in 1998. This decrease was primarily due to increased operating expenses incurred in connection with the implementation of the Company's business strategy. Net cash used in investing activities grew from ($25,959) in 1998 to ($464,967) in 1999. The increased cash used in investing activities was used for purchases of property and equipment of $19,644, net investments in marketable securities of $72,023, payment of deferred website development costs of $70,000, a lease deposit of $272,000 and payments made for other assets in the amount of $31,300. The net cash provided by financing activities for 1999 was $2,973,107, compared to net cash used in financing activities of ($64,380) for 1998. The increase in cash provided by financing activities was primarily attributable to the Private Placement. At December 31, 1999, the Company had cash and cash equivalents on hand of $2,506,505.

     The Company anticipates increased cash demands to meet such requirements as increased salary costs related to retention and attraction of personnel, continuing costs of development, maintenance and expansion of the Company's website, costs associated with advertising and marketing campaigns contemplated for 2000, higher rent and occupancy expenses associated with the Company's move to new and larger facilities currently planned for approximately July 1, 2000, costs associated with upgrading internal accounting and other operating systems, costs associated with becoming and remaining a reporting issuer and other working capital and general corporate purposes.

     The Company committed to spend approximately $350,000 during the period November 1999 through April 2000, in connection with the acquisition of computer and other equipment to support its website, of which all but $60,000 has been paid as of the date of this Registration Statement. The Company is also obligated to spend, on or before August 1, 2000, approximately $175,000 in connection with its new facilities, including furniture and other equipment for such facilities. The Company has no other commitments for capital expenditures.

     The Company anticipates that during the next 12 months it may require cash in addition to that on hand and that generated by operations to meet its cash requirements if it is to continue to pursue aggressively its growth strategy, particularly for advertising and marketing campaigns. Management believes that equity financing would most likely serve as the source of such additional cash. Any such equity financing would be expected to result in dilution to the holders of the Company's Common Stock. The Company could also seek to finance such expenses through debt financing. Any debt financing obtained by the Company would be likely to include restrictive covenants limiting the Company's ability to obtain additional capital, whether through additional debt or equity financings, as well as restrictive covenants limiting the Company with respect to various operational and financial matters. In any event, there can be no assurance that additional financing, whether through sales of equity of debt, will be available on terms and conditions acceptable to the Company, if available at all. If such financing is required and cannot be obtained, the Company would be required to reduce or postpone expenditures, particularly with respect to advertising and promotional campaigns. Any such postponement could have a material adverse effect on the Company's business and results of operations.

     In December 1999, the Company retained Joseph Charles & Associates, Inc. ("Joseph Charles"), to assist the Company with respect to matters relating to the financing of the Company's business, recapitalizations, mergers and acquisitions. The Company paid such firm an advance of $50,000 against future fees and expense allowances that is non-refundable except under certain circumstances. Joseph Charles is a securities brokerage and investment banking firm, established in 1991, with corporate offices located in Boca Raton, Florida and ten additional offices in principal cities throughout the United States.

YEAR 2000 ISSUES

     To date, the Company has not experienced, and does not anticipate experiencing, any problems due to year 2000 related issues.

ITEM 3.   DESCRIPTION OF PROPERTY

     Wall Street Inc. leases approximately 4,500 square feet of office space occupying a part of the fourth floor at 130 William Street, New York, NY 10038, from 130 William LLC, an unaffiliated party. The lease (the "William Lease") has a remaining term of approximately three years and provides for annual lease payments of $94,413 payable in equal monthly installments. Wall Street Inc.'s obligations under the William Lease are guaranteed by its president, Charles V. Payne. On April 11, 2000, Wall Street Inc., Charles V. Payne and the landlord entered into an agreement pursuant to which the parties agreed that the William Lease and Mr. Payne's guaranty will terminate and expire on June 30, 2000 or, at the Company's option, on June 15, 2000, provided the Company surrenders and vacates the premises by June 30, 2000 or June 15, 2000, as the case may be. In consideration thereof, Wall Street Inc. has agreed to pay the landlord $17,500, which payment is to be effected by deduction from Wall Street Inc.'s security deposit of $24,000 under the William Lease, and the balance of the security deposit is to be paid to Wall Street Inc. within 14 days after surrender of the premises.

     On November 23, 1999, the Company leased approximately 8,500 square feet of office space occupying the entire 31st floor at 80 Broad Street, New York, NY 10004-2209, from Praedium II Broadstone LLC, an unaffiliated party. The lease has a term of ten years and provides for annual lease payments of $253,680 for the first three years payable in equal monthly installments; $270,592 for the next three years and $287,504 for the balance of the lease term. The Company anticipates that it will relocate its executive offices to the leased space by July 1, 2000.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information as of March 31, 2000, based on information obtained from the persons named below, with respect to the beneficial ownership of the Common Stock by (i) each person known by the Company to own beneficially 5% or more of the Common Stock, (ii) each director and officer of the Company and (iii) all directors and officers as a group. The number of shares of Common Stock owned are those "beneficially owned" as determined under the rules of the SEC, including any shares of Common Stock as to which a person has sole or shared voting or investment power and any shares of Common Stock which the person has the right to acquire within 60 days through the exercise of any option, warrant or right.

                                                    NUMBER OF            %
NAME AND ADDRESS OF BENEFICIAL OWNER              SHARES OWNED         OWNED
------------------------------------              -------------        -----
Charles V. Payne(1)(2)                             10,939,103          58.8%
c/o Wall Street Strategies Corporation
130 William Street, Suite 401
New York, NY  10038

Shawn D. Baldwin(3)                                   351,282           2.0%
c/o Wall Street Strategies Corporation
130 William Street, Suite 401
New York, NY  10038

David J. McCallen(4)                                  526,923           3.0%
c/o Wall Street Strategies Corporation
130 William Street, Suite 401
New York, NY  10038

Ian Rice(2)                                           150,000              *
Collier House
163/169 Brompton Road
London SW3 1PY
England

Stephen Gross(5)                                      100,000              *
2625 Cumberland Parkway
Atlanta, GA 30339

Gerald Turner(6)                                      102,000              *
3110 Fairview Park Drive
Suite 1400
Falls Church, VA 22042-4503

All executive officers and directors as
a group(1)(2)(3)(4)(5)(6)                          11,141,103          59.2%
----------
* Less than 1%

(1) Includes 800,000 shares held of record by Todd Moore. Pursuant to a Stock Transfer Agreement between Messrs. Payne and Moore and a related irrevocable proxy from Mr. Moore, Mr. Payne has the right, for a period of up to one year ending not later than January 17, 2001, to vote the 800,000 shares held of record by Mr. Moore. Includes an aggregate of 1,258,205 shares held of record by certain employees of the Company. Mr. Payne has the right in certain instances pursuant to a voting agreement with such employees to direct the voting of the shares held by such employees. In addition, includes 15,000 shares issuable upon exercise of currently exerciseable options exerciseable within 60 days. Does not include 285,000 shares issuable upon exercise of options which are not currently exerciseable.

(2) Includes 150,000 shares held of record by Ian Rice and 60,000 shares held of record by Corporate Communications Network, Inc. ("CCN"). Pursuant to a Voting Agreement among Mr. Payne, Mr. Rice, CCN and Sigma Limited, S.A. ("Sigma"), for a period of two years ending September 23, 2001, Mr. Payne will vote his shares for the election to the Board of Directors of two designees of Sigma (including Mr. Rice), and Mr. Rice and CCN will vote their shares for the election to the Board of Directors of Mr. Payne and two of his designees (who, pursuant to the terms of the Voting Agreement, are Messrs. Turner and McCallen).

(3) Does not include 526,923 shares issuable upon exercise of options which are not exerciseable within 60 days.

(4) Does not include 351,282 shares issuable upon exercise of options which are not exerciseable within 60 days.

(5) Consists of 100,000 shares issuable upon exercise of currently exerciseable stock options.

(6) Includes 100,000 shares issuable upon exercise of currently exerciseable stock options.

ITEM 5.   DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth the name, age and position of each director and executive officer of the Company.

   NAME                                  AGE       POSITION
   ----                                  ---       ----------
     Charles V. Payne.................   37  Chief Executive Officer, President
                                             and Director
     Shawn D. Baldwin.................   33  Chief Strategy Officer
     David J. McCallen................   43  Executive Vice President, Secretary
                                             and Director
     Daliah Amar......................   39  Chief Operating Officer
     Ian Rice.........................   60  Chairman of the Board of Directors
     Gerald Turner....................   57  Director
     Stephen Gross....................   52  Director

     Charles V. Payne has been Chief Executive Officer, President and a director of the Company since the Company's acquisition of Wall Street Inc. in September 1999. Since 1991, Mr. Payne has been President, Chief Executive Officer, director and chief analyst of Wall Street Inc. See Part II-Item 2-"Legal Proceedings" below.

     Shawn D. Baldwin joined the Company as Chief Operating Officer in October 1999, and became Chief Strategy Officer in March 2000. From October 1998 through September 1999, Mr. Baldwin was with Melvin Securities LLC, an investment bank located in Chicago, Illinois, where he served as Managing Director, Equity and Fixed Income. From September 1996 through October, 1998, Mr. Baldwin was with Optima Investment Research, an international research firm based in Chicago, first as Vice President, Marketing and Business Development from September 1996 through November 1997, and then as Senior Vice President. From October 1995 through August 1996, Mr. Baldwin was Regional Sales Manager, Midwest Region for First Bank Systems/US Bancorp, Chicago, Illinois. From 1993 through September 1995, Mr. Baldwin was Sales Manager - Unsecured Assets, for American Express Company.

     David J. McCallen became a director of the Company in August 1999 and has been Executive Vice President and Secretary of the Company since September 1999. From September 1997 to April 1999 Mr. McCallen was associated with Potomac Capital Group, Inc., Falls Church, Virginia, a private investment bank, where he focused on capital raising and strategy consulting. From July 1996 through June 1997, Mr. McCallen was Director of Marketing for Xybernaut Corp., Fair Lakes, Virginia. From October 1995 to June 1996, Mr. McCallen was Marketing Director at TELE-TV, a broadband interactive services firm formed as a joint venture by Bell Atlantic,

NYNEX and Pacific Telesis. Prior to October 1995, Mr. McCallen was director of marketing for a computer networking company located in Los Gatos, California.

     Ian Rice has been Chairman and a director of the Company since June 1999. From June 1997 to date, Mr. Rice has been Chairman, Chief Executive Officer and a director of Ikon Ventures, Inc. a holding company whose shares are traded in the National Quotation Bureau Pink Sheets. From January 1994 until October 1996, Mr. Rice was Chairman and a director of Asia Media Communications Ltd. (n/k/a MyWeb Inc.com), then a holding company based in Switzerland whose shares are traded on the OTC Electronic Bulletin Board. Since November 1985, Mr. Rice has been a consultant to Sigma Limited, S.A., a private investment firm based in Switzerland which is a consultant to the Company.

     Daliah Amar joined the Company as Chief Operating Officer in March 2000. From February 1999 through May 1999, Ms. Amar was the Vice President, Sales and Marketing, at Big Apple Technologies Inc., a value added reseller and integrater of computer equipment. From September 1996 through April 1998, Ms. Amar was the Executive Vice President, Global Sales, of IPC Information Inc., a provider of integrated equipment and services, including trading systems, international voice and data network services and cabling infrastructure to the financial community. From May 1994 through July 1996, Ms. Amar was the President of Bell South Network Solutions Inc., a provider of network integration systems, including consulting, design, implementation, management and support services to BellSouth's largest customers.

     Gerald Turner has been a director of the Company since August 1999. Mr. Turner is Chairman and co-founder of Potomac Capital Group, Inc., an advisory firm focusing on acquisition and divestiture services, capital raising, and strategy consulting. Mr. Turner has been Chairman of Potomac Capital Group, Inc. since before 1995.

     Stephen Gross has been a director of the Company since August 1999. Mr. Gross, a certified public accountant, was a founding member, and since November 1970, has been the Chairman of the Board of HLB Gross Collins, P.C., an accounting firm located in Atlanta, Georgia, and its predecessor firms. During the past five years, Mr. Gross has been a director of the following companies, all of whose shares are publicly traded: Charter Bank & Trust from January 1987 to January 1997; Common Sense Trusts from January 1987 to date; Comstar.net, Inc. from November 1999 to date; e-bank.com, Inc. from April 1998 to date; Ikon Ventures, Inc. from June 1997 to date; Van Kampen American Capital Bond Fund, Inc., SSB Concert Investment Series from January 1998 to date; Van Kampen American Capital Exchange Fund from January 1996 to January 1998; Van Kampen American Capital Convertible Securities from January 1996 to January 1998; Van Kampen Capital Income Trust from January 1996 to January 1998; and WebMD, Inc. from January 1997 to August 1998.

     The Company's by-laws provide that the Board of Directors shall consist of not less than one and no more than seven persons as resolved by the Board from time to time. Members of the Board serve until the next annual meeting of stockholders and until their successors are elected and qualified. Directors are elected by plurality vote. At least one-fourth in number of the directors must be elected annually. Meetings of the Board are held when and as deemed necessary or appropriate. Officers are appointed by and serve at the discretion of the Board. There are no family relationships among any of the Company's directors.

     The Company has entered into a voting agreement with various parties fixing the number of directors at five and identifying the individuals who are to act as members of the Board. See "Description of Securities--Voting Agreements."

                                 ADVISORY BOARD

     In August 1999, the Company formed an advisory board (the "Advisory Board") which currently consists of five members. The Company considers the Advisory Board to be an important source of professional talent, as well as an important resource for the development of organizational infrastructure and processes. In addition, the Board is expected to assist the Company in enhancing awareness about the Company's products, establishing strategy and financial relationships and developing the Company's website.

     The Company has entered into adviser agreements with each member of the Advisory Board. The principal provisions of these agreements, which are similar in their terms, provide for reimbursement of certain expenses and the grant of a non-qualified stock option. On August 17, 1999, each member of the Advisory Board was granted an option to purchase 15,000 shares of Common Stock at an exercise price of $3.50 per share. Each such stock option is exerciseable in full for a period of two years from the date of grant or, if sooner, thirty (30) days from the date of termination of such adviser as a member of the Advisory Board (ninety (90) days in the case of the stock option granted to Ari Kaufman). In the event of the death of a member of the Adivosry Board, such options are exerciseable for a period of one year from the date of death. Mr. Kaufman's stock option also remains exerciseable for a period of one hundred eighty (180) days after termination as a member of the Advisory Board due to disability. Each member of the Advisory Board has also agreed, pursuant to such agreements, not to disclose any confidential information of the Company.

                        The members of the Company's Advisory Board are:

Kenneth C. Allen  Vice President at Lehman Brothers Investment Banking Division.
                  Mr. Allen currently focuses on providing corporate finance to technology companies, specifically, Internet consulting businesses and systems integration firms.

Robert Boehm      Vice President of Human Resources for the Americas for Baan
                  Company N.V., a Netherlands based global provider of enterprise business management software.

Ari Kaufman       Executive Vice President of Internet Operations at Zacks
                  Investment  Research where he overseas Internet Advertising
                  Sales and Media. Mr. Kaufman is also the President of AdBuyer.com, LLC, a new media Advertising Sales and Buying consulting effort.

Joanna McGinley   Director of Marketing at Morningstar, Inc. Ms. McGinley is
                  responsible for all product development and management of institutional products for the investment company, broker/dealer, bank and insurance company markets.

Steven Schwartz   Research Scientist at the Massachusetts Institute of
                  Technology's Media Lab. Mr. Schwartz has been instrumental in the creation of many technical innovations for the television and film industry, including video and music scoring systems for use in film production while serving as Chief Video
                  Engineer at Lucasfilm Ltd.

ITEM 6.   EXECUTIVE COMPENSATION

     On September 23, 1999, the Company entered into an employment agreement with Charles Payne, the Company's President and Chief Executive Officer. The agreement has a term of three years at an annual salary of $250,000 subject to increases at the discretion of the Company's Board but no less than 10% per annum. The agreement also provides for annual bonuses of no less than $125,000 provided that the Company reaches certain revenue milestones. The agreement contains customary terms relating to expense reimbursement and benefits, as well as confidentiality and non-compete provisions.

     On December 7, 1999, the Company granted to Mr. Payne a stock option to purchase 300,000 shares of Common Stock at an exercise price of $4.00 per share. Mr. Payne's option becomes exerciseable in various increments over the two years following the date of grant. The option remains exerciseable until five years after the date of grant, but terminates upon Mr. Payne's termination as an employee of the Company for any reason, provided that the option (to the extent exerciseable, if at all) remains exerciseable for one year following Mr. Payne's termination due to death, and ninety (90) days following termination due to disability.

     The Company has also entered into employment agreements, dated July 30, 1999, with Shawn Baldwin, the Company's Chief Strategy Officer, and David McCallen, the Company's Executive Vice President. Mr. Baldwin's agreement has a term of three years and provides for an annual salary of $175,000. Mr. McCallen's agreement has a term of two years and provides for an annual salary of $125,000. The agreements also provide for an incentive bonus of up to 40% of base salary.

     In addition, on July 30, 1999, the Company granted to Messers. Baldwin and McCallen options for the purchase of 526,923 shares of Common Stock and 351,282 shares of Common Stock, respectively, at exercise prices of $3.50 per share. Mr. Baldwin's option becomes exerciseable in nine equal consecutive quarter annual increments of 58,547 shares each commencing on July 1, 2000. The option (to the extent exerciseable, if at all) remains exerciseable until five years after the date of grant or, if sooner, thirty (30) days after the date of termination of Mr. Baldwin's employment (ninety (90) days in the case of termination for disability and one year in the case of termination due to death).

     Mr. McCallen's option becomes exerciseable in six equal consecutive quarter annual increments of 58,547 shares each commencing on June 23, 2000. The option (to the extent exerciseable, if at all) remains exerciseable until five years after the date of grant or, if sooner, thirty (30) days after the date of termination of Mr. McCallen's employment (ninety (90) days in the case of termination for disability and one year in the case of termination due to death).

     At the time Mr. McCallen commenced employment with the Company, the Company extended to him an interest-free loan in the amount of $13,500 to defray relocation costs. As of March 31, 2000, the balance of such loan was $10,800. The loan is to be repaid in consecutive equal monthly installments of $2,700 each commencing August 1, 2000.

     The Company has also entered into an employment agreement, dated April 7, 2000, with Daliah Amar, the Company's Chief Operating Officer. Ms. Amar's agreement has a term of three years at an annual base salary of $175,000 subject to annual review by the Board of Directors for possible increase. The agreement also provide for an annual incentive bonus of up to 50% of base salary. In addition, in accordance with the terms of the employment agreement, on April 7, 2000, the Company granted to Ms. Amar a stock option to purchase 500,000 shares of Common Stock at an exercise price of $7.50 per share. The option vests and becomes exerciseable (until five years after the date of grant) with respect to 125,000 shares on December 6, 2000, with respect to an additional 125,000 shares on March 6, 2001, and with respect to the remaining shares in equal quarter annual increments of 62,500 shares each over the following year.

     If Ms. Amar's employment is terminated prior to December 6, 2000 by reason of her death or disability, the option becomes exerciseable with respect to 125,000 shares of Common Stock. If Ms. Amar's employment is terminated between December 6, 2000 and March 6, 2001 by reason of her death or disability, the option becomes exerciseable with respect to an additional 62,500 shares. At any time that Ms. Amar's employment is terminated by reason of her death or disability, her stock option, to the extent vested, will be exerciseable for a period of one year.

     In the event of a change of control of the Company while Ms. Amar is employed by the Company, the stock option becomes exerciseable in its entirety. Furthermore, if Ms. Amar's employment is terminated by the Company after a change of control, or by Ms. Amar if her duties are materially diminished by the Company after a change of control, she will be entitled to receive salary and benefits for one year following such termination.

     If Ms. Amar's employment is terminated for cause, her stock option, to the extent vested, will be exerciseable for a period of thirty (30) days. If the Company terminates Ms. Amar's employment due to her failure to achieve specified performance goals during the first 18 months of her employment, she will receive salary and benefits for six months after termination, and will be entitled to exercise her stock option, to the extent vested, for a period of ninety (90) days. If Ms. Amar's employment terminates prior to the end of her employment term for any other reason, the stock option will vest in its entirety and be exerciseable for a period of one year and, in addition, Ms. Amar will be entitled to receive salary and benefits for the lesser of one year or the balance of her employment term.

     Wall Street Inc. has entered into an employment agreement, dated March 20, 2000, with Joshua Eggert, the chief internet officer of Wall Street Inc. Mr. Eggert's agreement has a term of three years at an annual base salary of $175,000 subject to annual review by Wall Street Inc. for possible increase. The agreement also provides for an annual incentive bonus of up to 50% of base salary. In addition, in accordance with the terms of the employment agreement, on March 20, 2000, the Company granted to Mr. Eggert a stock option to purchase 200,000 shares of Common Stock at an exercise price of $7.50 per share. The option vests and becomes exerciseable (until five years after the date of grant) with respect to 100,000 shares on March 20, 2001 and with respect to the remaining shares in equal quarter annual increments of 25,000 shares each over the following year. If Mr. Eggert's employment terminates prior to March 20, 2001 by reason of his death or disability, or if Mr. Eggert terminates his employment by reason of a breach of the employment agreement by Wall Street Inc., or if Wall Street Inc. terminates Mr. Eggert's employment prior to March 20, 2001 for any other reason (other than cause), the option will vest and become exerciseable with respect to 100,000 shares of Common Stock.

     If Mr. Eggert's employment terminates by virtue of his death or disability, the option, to the extent vested, will be exerciseable for periods of one year and ninety (90) days, respectively, from the date of termination. If Mr. Eggert terminates his employment by reason of a breach of the employment agreement by Wall Street Inc., or if Wall Street Inc. terminates Mr. Eggert's employment for any reason other than death, disability or cause, the option, to the extent vested, will be exerciseable for a period of ninety (90) days from the date of termination and, in addition, Mr. Eggert will be entitled to an aggregate of six months annual base salary.

     The following table sets forth the compensation paid to the Principal Executive Officer, who was the only executive officer whose annual salary and bonus exceeded $100,000 for services rendered to the Company and its predecessors for the nine months ended September 30, 1999 and for the years ended December 31, 1999, December 31, 1998 and December 31, 1997.

                           Summary Compensation Table



                                                                                             Long Term Compensation
                                             Annual Compensation                                     Awards
                           -------------------------------------------------------        -------------------------
                                                                         Other
    Name and                                                             Annual
Principal Position         Year          Salary          Bonus      Compensation(1)       Securities Underlying Options
----------------           ----         --------      ----------    ---------------       -----------------------------

Charles V. Payne           1999         $250,000       250,000(2)        $27,104                     300,000
President                  1998         $134,835      $100,000(3)        $ 5,470                       -0-
                           1997         $ 65,516          -0-            $ 4,800                       -0-


----------

(1) Other annual compensation in 1997 and 1998 consisted of a Company parking allowance, and health insurance. Other annual compensation in 1999 consisted of life insurance, disability and health insurance and a parking allowance.

(2) In accordance with the provisions of his Employment Agreement, Mr. Payne received specified bonuses based on achievement by Wall Street Inc. of revenue goals. No discretionary bonus was paid to Mr. Payne.

(3) Mr. Payne was the sole shareholder and director of Wall Street Inc. during 1998.

Stock Option Plans

     The Company has adopted two separate stock option plans that provide for the grant of options and other forms of incentive awards to selected officers, employees, directors, and consultants to the Company or any subsidiary thereof. The purpose of these plans is to promote the growth of the Company by enabling the Company to attract and retain the best available persons for positions of substantial responsibility and to provide certain key employees with additional incentives to contribute to the success of the Company. Both plans are administered by the Company's Board of Directors (unless it elects a committee to administer the plans).

1996 Compensatory Stock Option Plan

     The Company's 1996 Compensatory Stock Option Plan (the "1996 Stock Option Plan") was adopted by the Board of Directors and approved by the Company's stockholders in October 1996. Subject to adjustment in the event of certain specified corporate events, options to purchase a maximum of 2,000,000 shares of common Stock may be granted under the 1996 Stock Option Plan. The 1996 Stock Option Plan has a term of ten years and no options may be granted after its expiration. On December 7, 1999, the Company's Board of Directors determined that no further awards will be made under the 1996 Stock Option Plan. As of such date, options to purchase a total of 1,153,205 shares of Common Stock were outstanding under the 1996 Stock Option Plan.

     The 1996 Stock Option Plan provides solely for the grant of options that are not intended to qualify as incentive stock options within the meaning of
Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). Under the terms of the 1996 Stock Option Plan, the exercise price of the options must be at least 85% of the fair market value of the Company's Common Stock on the date of grant. Options to be granted shall have a term not to exceed 10 years from the date of grant and generally terminate automatically: upon termination of employment for cause; within a period (specified in the individual option grant) after termination of employment without cause; within twelve months after the death of an employee; and, in the event of total disability, one year after termination of employment unless otherwise specified in the grant. Generally, options are not transferable other than by will or by operation of law.

     Options may be exercised by paying the cash exercise price, or, with the consent of the Board of Directors, by delivering to the Company securities or a personal recourse promissory note. At the discretion of the Board, as determined in the individual options grant, an option may contain a cashless exercise provision.

1999 Incentive Program

     The Company's 1999 Incentive Program (the "1999 Program") was adopted by the Board of Directors and approved by the Company's stockholders on December 7, 1999. The 1999 Program permits the granting of any or all of the following types of awards: stock options, including incentive stock options, stock appreciation rights in tandem with stock options or freestanding, and restricted stock grants.

     The aggregate number of shares of Common Stock that may be issued or transferred under the 1999 Program is 5,000,000, subject to adjustment in the event of certain specified corporate events, plus (i) any shares which are forfeited under the 1999 Program or the 1996 Stock Option Plan, (ii) the number of shares repurchased by the Company in the open market and otherwise with an aggregate price no greater than the cash proceeds received by the Company from the sale of shares under the 1999 Program and (iii) any shares surrendered to the Company in payment of the exercise price of options issued under the 1999 Program. However, no award may be issued that would bring the total of all outstanding awards under the 1999 Program to more than 15% of the total number of shares of Common Stock of the Company at the time outstanding. The maximum number of shares for which options and stock appreciation rights may be granted under the 1999 Program to any person during any calendar year is 500,000 (subject to appropriate adjustment in the event of any changes in capitalization of the Company).

     Options may be exercised in cash or, with the Board of Director's approval, by delivering shares of Common Stock already owned by the Grantee and having a fair market value on the date of exercise equal to the option price, or a combination of cash and shares. At the discretion of the Board of Directors, as determined in the individual grant, an option may contain a cashless exercise provision.

     The Board of Directors may from time to time amend, alter, suspend or discontinue the 1999 Program, subject to any requirement of stockholder approval required by applicable law; provided, that no amendment shall be made without stockholder approval if such amendment would (1) increase the maximum number of shares of Common Stock available for issuance under the 1999 Program, (2) reduce the minimum option price in the case of an option or the base price in the case of a stock appreciation right, (3) effect any change inconsistent with Section 422 of the Code or (4) extend the term of the 1999 Program. The 1999 Program terminates on the tenth anniversary of its effective date unless terminated earlier by the Board or unless extended by the Board.

     In the case of incentive stock options granted under the 1999 Program, the following special rules apply:

     The aggregate fair market value of the stock covered by incentive stock options granted under the 1999 Program or any other stock option plan of the Company or any subsidiary or parent of the Company that become exerciseable for the first time by any optionee in any calendar year shall not exceed $100,000. The period for exercise of such option shall not exceed ten years from the date of the grant (or five years if the optionee is also a 10% stockholder). The option price at which Common Stock may be purchased under an incentive stock option shall be the fair market value (or 110% of the fair market value if the optionee is a 10% stockholder) of the Common Stock on the date of the grant. Incentive stock options may only be granted to employees (including officers) of the Company or any subsidiary or parent of the Company. Such options by their terms shall not be transferable by the optionee other than by the laws of descent and distribution, and shall be exerciseable, during the lifetime of the optionee, only by the optionee.

     As of March 31, 2000, a total of 1,645,000 options were outstanding under the 1999 Program.

     The following table sets forth certain information concerning stock options granted to the Principal Executive Officer during 1999. The exercise price for the grant to such named person was the fair market value of the shares of Common Stock on the date of grant, determined by reference to the closing price as quoted in the OTC Electronic Bulletin Board on such date.


                       Options Grants in Last Fiscal Year

                    Number of     Percent of Total Options  Exercise
                   Securities       Granted to Employees    or Base     Expiration
Name            Underlying Options     in Fiscal Year        Price        Date
----            ------------------     --------------        -----        -----
Charles Payne        300,000                14.3%            $4.00       12/7/04


     The following table sets forth certain information with respect to the Principal Executive Officer regarding the value of his unexercised options held as of December 31, 1999. No options were exercised (or exerciseable) during 1999.

                 Aggregated Option Exercises in Last Fiscal Year
                        and Fiscal Year End Option Values


                                                       Number of Securities
                                                       Underlying Unexercised              Value of Unexercised in the
                                                       Options at Fiscal Year End          Money Options at Fiscal Year End
                    Shares                             ---------------------------         ----------------------------------
                    Acquired            Value
Name                On Exercise         Realized       Exerciseable     Unexerciseable    Exerciseable      Unexerciseable
----                -----------         ---------      ------------     --------------    ------------      --------------

Charles Payne           -0-                -0-              -0-            300,000             -0-             $656,000


Profit Sharing Plan

     Effective January 1, 1996, Wall Street Inc. adopted a profit sharing plan (the "PS Plan"). Contributions to the PS Plan are made at the discretion of management. No contributions are made by employees. Receipt of benefits under the PS Plan is subject to vesting based on an employee's years of service. All funds in the PS Plan are held in a separate trust of which Charles Payne is the sole trustee. The Company contributed $150,000 to the plan in respect of fiscal 1998; no contributions were made to the plan in respect of fiscal 1997 or fiscal 1999.

     In January 2000, the PS Plan was amended to add a salary deferral feature under Section 401(k) of the Internal Revenue Code of 1986, as amended. Under such feature, an employee may elect to have part of his or her compensation contributed on a before-tax basis to the PS Plan. Such salary deferred contributions are 100% vested at all times.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

     The Company has not entered into any transactions during the last two fiscal years with any director, executive officer, director nominee, 5% or more shareholder, nor has the Company entered into transactions with any member of the immediate families of the foregoing persons (including spouses, parents, children, siblings and in-laws), except as previously described in this registration statement, nor is any such transaction proposed except for the following:

     The Company is party to a Consulting Agreement dated September 23, 1999 with Sigma Limited, S.A., a company organized under the laws of Switzerland ("Sigma"), pursuant to which Sigma provides consulting services to the Company. Sigma's consulting services to the Company are rendered by Ian Rice, the Chairman of the Board of Directors of the Company. The term of the Consulting Agreement is two years and the Corporation pays Sigma a consulting fee of $50,000 per annum, plus a non-accountable expense allowance of $35,000 per annum. All of the capital stock of Sigma is owned by a discretionary trust of which Rice is neither a trustee nor a beneficiary. Among the discretionary beneficiaries of the trust are member of Rice's family. Rice disclaims beneficial ownership of Sigma. Since the date of the Consulting Agreement between the Company and Sigma, Rice has not received any consulting fees from Sigma.

     It is the policy of the Company with respect to related party transactions, that all transactions between the Company, its officers, directors, principal stockholders and their affiliates be on terms no less favorable to the Company than could be obtained from unrelated third parties in arms-length transactions, and that all such transactions shall be approved by a majority of the disinterested members of the Board of Directors. The Company believes that the transaction described above complied with such policy.

     In 1999, David McCallen, a director and officer of the Company, borrowed $13,500 from the Company on an interest-free basis to defray relocation expenses incurred by him. See "Item 6. Executive Compensation."

ITEM 8.   DESCRIPTION OF SECURITIES

     The authorized capital stock of the Company consists of 50,000,000 shares of common stock, $0.001 par value per share, of which 17,594,103 shares are issued and outstanding, and 5,000,000 shares of preferred stock (the "Preferred Stock"), none of which have been issued. The issued and outstanding common stock is fully-paid and nonassessable.

Preferred Stock

     The Board of Directors is authorized, subject to limitations prescribed by law, to provide for the issuance of the Preferred Stock in series and by filing a certificate with the Nevada Secretary of State to establish the number of shares to be included in each series. The Preferred Stock may be issued either as a class without series, or if so determined from time to time by the Board of Directors, either in whole or in part in one or more series, each series to be appropriately designated by a distinguishing number, letter or title prior to the issue of any shares thereof.

     The Board of Directors has the authority to fix the voting power, the designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions of the Preferred Stock in the resolution or resolutions adopted by the Board of Directors providing for the issuance of the Preferred Stock. Any class or series of Preferred Stock authorized by the Board of Directors may have rights, preferences and privileges senior to those of the Common Stock.

Common Stock

     Common Stock may be issued from time to time in one or more series as determined by the Board of Directors. The Common Stock may have such voting powers, designations, preferences and relative, participating, optional or other special rights and be subject to such qualifications, limitations and restrictions as the Board of Directors shall determine. Subject to the provisions of law and the preferences of the Preferred Stock, dividends may be paid on the Common Stock at such time and in such amounts as the Board of Directors may deem advisable. All currently issued and outstanding shares of Common Stock have equal dividend, voting and other rights.

     The Company's by-laws provide that holders of 10% of the Company's Common Stock may call a special meeting of shareholders.

General Provisions Applicable To Both Common And Preferred Stock

     No holder of Common Stock or Preferred Stock has any preemptive right to subscribe to stock, obligations, warrants, rights to subscribe to stock or other securities of any class.

     Subject to the provisions of law and the provisions of the Company's Certificate of Incorporation, as amended, the Company may issue shares of its Preferred Stock or Common Stock, from time to time for such consideration (not less than the par value or stated value thereof) as may be fixed by the Board of Directors. Shares so issued, for which the consideration has been paid or delivered to the Company, shall be deemed fully paid stock, and shall not be liable to any further call or assessments thereon, and the holders of such shares shall not be liable for any further payments in respect of such shares.

Voting Agreement

     The Company is a party to a voting agreement with Charles Payne, the Company's President and largest shareholder, Sigma Limited, S.A., a Swiss corporation and a consultant to the Company ("Sigma"), Ian Rice, the Company's Chairman and a shareholder of the Company, and Corporate Communications Network, Inc., a shareholder of and consultant to the Company ("CCN"), pursuant to which, for a period of two years, Mr. Payne will vote his shares of Common Stock to cause (i) the Company's Board of Directors to consist of five members and (ii) the election to the Board of Directors of two designees of Sigma, one of which designees is to be the Company's Chairman. Sigma designated Messrs. Rice and Stephen Gross as the Chairman and a director, respectively. In addition, under the agreement, each of Sigma, CCN and Mr. Rice are to vote its or his shares in favor of Mr. Payne and two of his nominees. As set forth in the voting agreement, Mr. Payne has designated Messrs. Gerald Turner and David McCallen as his nominees.

     See, also, "Item 4 - Security Ownership of Certain Beneficial Owners and Management -- footnotes (1) and (2)."

Transfer Agent

     Madison Stock Transfer, Inc., 1813 East 24th Street, Brooklyn, New York 11229, is the transfer agent and registrar for the Common Stock.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

Market Price For Common Stock and Related Shareholder Matters

     The Common Stock has traded on the OTC Electronic Bulletin Board under the symbol "VEMP" since August 20, 1999 and, since September 25, 1999, under the symbol "WSST." The following table sets forth, for the periods indicated, the high and low closing bid prices for the Common Stock.

1999                                           High               Low
----                                           ----               ---
Third Quarter since August 20                $  7.50             $   4.00
Fourth Quarter                               $ 6.187             $  2.437
2000
----
First Quarter                                $26.375             $  6.625
Second Quarter through April 10              $26.375             $  +-10.50
                                             -------             --------

--------------
The foregoing information reflects inter-dealer prices, without mark-up, mark-down or commission, and may not represent actual transactions. On April 10, 2000, the closing bid price for the Common Stock was $11.00 per share.

Penny Stock Rules

     Unless and until the Common Stock is quoted on the Nasdaq system or on a national securities exchange and if and so long as the Common Stock trades below $5.00 per share, the Common Stock would come within the definition of "penny stock" as defined in the Exchange Act and be covered by Rule 15g-9 of the Exchange Act. That rule imposes additional sales practices requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5 million or individuals with net worth in excess of $1 million or annual income exceeding $200,000 or $300,000 jointly with their spouse). For transactions covered by Rule 15g-9, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to sale. Consequently, the applicability of Rule 15g-9 may effect the ability or willingness of broker-dealers to sell the Company's securities.

Rule 144 Resales

     As of the date of the Registration Statement the Company has 17,594,103 shares of Common Stock issued and outstanding, of which approximately 5,364,778 shares are unrestricted and may be freely traded in the securities markets. The remaining 12,229,325 shares of Common Stock, including 9,686,103 shares owned by affiliates, are "restricted" shares within the meaning of Rule 144 under the Securities Act. In general, Rule 144, as currently in effect, provides that a person who acquired securities in a private placement transaction and has beneficially owned those securities, fully paid, for a period of at least one year may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed one percent (1%) of the issuer's outstanding common stock. For issuers whose shares are listed on a stock exchange or NASDAQ, a shareholder may alternatively sell a number of shares that does not exceed the average weekly trading volume during the four calendar weeks prior to his or her sale.

     However, if a person has beneficially owned securities for a period of at least two years and has not been an affiliate (control person) of the issuer for the preceding three-month period, the person may request that all restrictive legends affecting the securities be removed, and there is no limit on the number of shares that the non-affiliate may then sell. The sale of a substantial number of shares of the Company under Rule 144 or under any other exemption from the Act could have a depressive effect upon the price of the Common Stock.

Related Stockholder Matters

     The Company has not agreed to register any shares of Common Stock under the Act for sale by security holders except that the Company (i) has granted demand and piggy-back registration rights to Charles V. Payne and his assigns with respect to 9,455,898 shares of Common Stock, (ii) has granted piggy-back registration rights to Bamby

Investments Limited, HK Partners LLC and Gerald H. Turner and their respective assigns with respect to an aggregate of 600,000 shares of Common Stock and (iii) has granted piggy-back registration rights to Continental Capital & Equity Corporation and its assigns with respect to 30,000 shares of Common Stock as well as 100,000 shares of Common Stock underlying certain options granted to it.

     The Company is not, and has not proposed to, publicly offer any shares of Common Stock.

Number of Shareholders

     As of February 4, 2000, there were approximately 66 holders of record of Common Stock, and the number of beneficial owners was approximately 300.

Dividend Information

     The Company has never paid a cash dividend on its Common Stock nor does the Company anticipate paying cash dividends on its Common Stock in the near future. It is the present policy of the Company not to pay cash dividends on the Common Stock but to retain earnings, if any, to fund growth and expansion. Under Nevada law, a company is prohibited from paying dividends if the company, as a result of paying such dividends, would not be able to pay its debts as they come due, or if the company's total liabilities and preferences to preferred shareholders exceed total assets. Any payment of cash dividends on the Common Stock in the future will be dependent upon the Company's financial condition, results of operations, current and anticipated cash requirements, plans for expansion, as well as other factors the Board of Directors deems relevant.

ITEM 2.   LEGAL PROCEEDINGS

     As of the date hereof, the Company is not a party to any legal proceeding and is not aware of any threatened legal proceeding.

     In a complaint dated June 13, 1997, the SEC brought an action against various persons, including Wall Street Inc. and Charles Payne, alleging violations of the federal securities laws. SEC v. Members Services Corp., et al., No. 97 CV1146 (D.D.C.). As to Wall Street Inc. and Payne, the SEC alleged the failure to disclose the receipt of compensation from an issuer that was the subject of information circulated by Wall Street Inc. Without admitting or denying the allegations in the complaint, Wall Street Inc. and Payne each consented to the entry of a permanent injunction against violations of Section 17(b) of the Securities Act. In addition, Payne agreed to pay a civil penalty of $25,000 and Wall Street Inc. agreed to pay a civil penalty of $10,000.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     Lilling & Company LLP ("Lilling") was previously the principal accountants for Wall Street Inc. On March 20, 2000, the engagement of such firm was terminated by the Company's board of directors.

     In connection with the audit by Lilling of Wall Street Inc. for the two fiscal years ended December 31, 1998, there were no disagreements with Lilling on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused Lilling to make reference in connection with their opinion to the subject matter of the disagreement. Lilling has not issued any opinion with respect to the financial statements of WSSC or Wall Street Inc. for the fiscal year ended December 31, 1999.

     None of the matters described in Item 304 (B) of Regulation S-B are applicable.

     On March 21, 2000, Hays & Company were engaged to audit the financial statements of the Company for the fiscal year ended December 31, 1999. Hays & Company had not previously provided any services to WSSC or Wall Street Inc.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

     No securities that were not registered under the Securities Act have been issued or sold by the Company within the past three years, except as described below.

     1. On June 12, 1998, in connection with the merger of VECO and VET with and into VEM (VEI-Colorado's wholly-owned subsidiary), VEI-Colorado issued 6,000,000 shares of its Common Stock to five individuals, who were the former member-owners of VECO and VET in exchange for their entire membership interest in and to VECO and VET. The shares were issued to sophisticated investors in reliance upon the exemption provided by Section 4(2) of the Securities Act. Effective March 31, 1999, the 1998 Merger was unwound and the 6,000,000 shares issued in connection therewith were canceled.

     2. In June 1998, VEI-Colorado completed a private placement of 550,000 shares of its common stock at $1.00 per share (an aggregate purchase price of $550,000) to four sophisticated investors in reliance upon the exemption provided by Rule 504 of Regulation D, as promulgated by the SEC under the Securities Act. The shares were issued to the following investors:

                                   Number of Shares
Name of Investor                       Purchased             Amount Invested
----------------                   ----------------          ---------------
Avarn Investments Inc.                   250,000                 $250,000
Avatar Business Corp.                    250,000                 $250,000
John D. Brasher, Jr.                      25,000                 $ 25,000
Corporate Communications Network Inc.     25,000                 $ 25,000

     3. On June 4, 1999, VEI-Colorado sold and issued to Ian Rice, a sophisticated investor, 4,000,000 shares of its common stock for an aggregate purchase price of $20,000 ($.0025 per share purchased). The shares were issued in reliance upon the exemption provided by Section 4(2) of the Securities Act. On or about September 23, 1999, 7,850,000 shares of Common Stock owned by Mr. Rice were canceled.

     4. On June 21, 1999, in connection with the merger of VEI-Colorado into WSSC (its subsidiary), which merger was effected for the sole purpose of reincorporating VEI-Colorado in the State of Nevada, WSSC issued 14,100,000 shares of Common Stock to the shareholders of VEI-Colorado in exchange for their aggregate 7,050,000 shares of common stock in VEI-Colorado (representing all of the issued and outstanding shares of capital stock of VEI-Colorado). The shares were issued in reliance upon Rule 145(a)(2) as promulgated by the SEC under the Securities Act.

     5. On July 30, 1999, the Company sold an aggregate of 1,255,205 shares of Common Stock at $0.0025 per share (an aggregate purchase price of $3,138) to ten sophisticated individuals, eight of whom were employees of Wall Street Inc., and two of whom subsequently became employees of the Company. The shares were issued in reliance upon the exemption provided by Section 4(2) of the Securities Act.

     6. On September 23, 1999, the Company issued to Charles V. Payne, a sophisticated investor, 9,455,898 shares of Common Stock in exchange for Mr. Payne's 100 shares of common stock of Wall Street Strategies, Inc. The issuance of these shares was exempt from registration pursuant to Section 4(2) under the Securities Act.

     7. In September 1999, the Company completed a private placement of 600,000 shares of Common Stock at $5.00 per share (an aggregate purchase price of $3,000,000) to three accredited investors in reliance upon the exemption provided by Rule 506 of Regulation D, as promulgated under the Securities Act. The shares were issued to the following investors:

                                   Number of Shares
Name of Investor                       Purchased             Amount Invested
----------------                   ----------------          ---------------
Bamby Investments Limited               586,000                $ 2,930,000
HK Partners LLC                          12,000                $    60,000
Gerald H. Turner                          2,000                $    10,000

     8. On February 9, 2000, the Company issued to Continental Capital & Equity Corporation ("CCEC"), a sophisticated investor, 30,000 shares of Common Stock in compensation for services to be rendered by CCEC to the Company pursuant to a Market Access Program Marketing Agreement (the "CCEC Agreement") between the parties dated January 26, 2000, and an option to purchase 100,000 shares of Common Stock at prices ranging from $10.00 to $16.00 per share. On February 9, 2000, the closing bid price for the Common Stock was $14.875.

     With respect to the issuances of securities referenced above, other than those described in paragraphs 2 and 4, investors were furnished with information regarding the Company and the offering and issuance, and each had the opportunity to verify the information supplied. Additionally, the Company obtained a representation from each investor of such investor's intent to acquire the securities for the purpose of investment only, and not with a view toward the subsequent distribution thereof. The securities bear appropriate restrictive legends, and the Company issued stop transfer instruction to its transfer agent.

     9. From time to time from August 1999 through April 7, 2000, the Company granted stock options to officers, directors and employees of, and advisors and consultants to the Company. These grants have been made at exercise prices ranging from $3.50 to $11.50 per share. To date, no stock options have been exercised. Options have been issued in reliance upon the exemption provided by
Section 4(2) of the Securities Act, and the securities have been appropriately legended.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's certificate of incorporation generally provides for indemnification of each director, officer, employee or agent as long as such person acted in good faith and in a manner he or she believed to be in or not opposed to the best interest of the Company and had no reasonable cause to believe that such conduct was unlawful.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

     PART F/S

     The following financial statements of the Company are included in this Part F/S.

         Independent Auditor's Reports
         Consolidated Balance Sheet for the year ended December 31, 1999 Consolidated Statements of Operations for the years ended December 31, 1999 and 1998
         Consolidated Statement of Stockholders' Equity from January 1, 1997 to December 31, 1999
         Consolidated Statements of Cash Flows for the years ended
         December 31, 1999 and 1998

     Notes to Consolidated Financial Statements

                                    PART III


                         See the attached Exhibit Index.

Board of Directors and Shareholders
Wall Street Strategies Corporation
New York, New York


                          INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying consolidated balance sheet of Wall Street Strategies Corporation and subsidiary (the "Company") as of December 31, 1999 and the related consolidated statements of operations, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wall Street Strategies Corporation and subsidiary as of December 31, 1999 and results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.



/s/ Hays & Company


April 10, 2000
New York, New York

Board of Directors and Shareholders
Wall Street Strategies Corporation
New York, New York

                          INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying consolidated statement of operations, shareholders' equity and cash flows of Wall Street Strategies Corporation and subsidiary (the "Company") for the year ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Wall Street Strategies Corporation and subsidiary for the year ended December 31, 1998 in conformity with generally accepted accounting principles.






/s/   Lilling & Company LLP


January 31, 2000
Great Neck, New York

                               WALL STREET STRATEGIES CORPORATION
                                         AND SUBSIDIARY

                                   CONSOLIDATED BALANCE SHEET

                                        DECEMBER 31, 1999


ASSETS

Current assets
     Cash and cash equivalents                                        $  2,506,505
     Accounts receivable                                                    70,500
     Marketable securities, available for sale, at market value             58,898
     Deferred commission expense                                           255,577
     Other current assets                                                   96,446
                                                                      ------------

            Total current assets                                         2,987,926

Property and equipment, net                                                 17,737

Deferred website development costs, net                                     63,584

Restricted cash deposit                                                    272,000

Security deposits                                                           46,023

Other assets                                                                70,640
                                                                      ------------

                                                                      $  3,457,910
                                                                      ============


LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilites
     Accrued expenses                                                 $    259,315
     Accrued compensation                                                  264,548
     Income taxes payable                                                   20,457
     Deferred subscription income                                          511,154
     Accrued pension expense                                               100,000
                                                                      ------------

            Total current liabilities                                    1,155,474
                                                                      ------------

Commitments and contingencies  (Notes 5, 6, 7, 8 and 9)

Shareholders' equity
     Preferred stock, $.001 par value; 5,000,000 shares authorized;
         none issued and outstanding
     Common stock, $.001 par value; 50,000,000 shares authorized;
         17,564,103 shares issued and outstanding                           17,564
     Additional paid-in capital                                         13,081,092
     Accumulated deficit                                                (4,423,270)
     Unearned compensation                                              (6,250,458)
     Accumulated other comprehensive loss                                 (122,492)
                                                                      ------------

            Total shareholders' equity                                   2,302,436
                                                                      ------------

                                                                      $  3,457,910
                                                                      ============


The accompanying notes are an integral part of
these consolidated financial statements.                                     F-3

                        WALL STREET STRATEGIES CORPORATION
                                  AND SUBSIDIARY

                       CONSOLIDATED STATEMENTS OF OPERATIONS




                                                Year ended December 31,
                                             ----------------------------
                                                 1999            1998
                                             ------------    ------------
Revenue
     Subscription income                     $  4,318,534    $  2,226,726
     Consulting income                            163,120            --
     Interest and dividends                         7,814           2,662
     Realized (loss) gain on sale of
       marketable securities                      (14,769)         99,827
                                             ------------    ------------
                                                4,474,699       2,329,215
                                             ------------    ------------

Costs and expenses
     Salaries and commissions                   7,001,997       1,614,658
     Payroll taxes and employee benefits          314,251         274,832
     Telephone and communications                 264,321         176,987
     Professional fees                            234,360          36,525
     Other operating expenses                     224,400          98,474
     Consulting fees                              218,597          44,749
     General and administrative                   121,101          84,320
     Website development costs                    115,967            --
     Travel and promotion                         104,335          57,768
     Rent and occupancy                            82,759          42,068
     Depreciation and amortization                  7,088          10,023
                                             ------------    ------------
                                                8,689,176       2,440,404
                                             ------------    ------------

Loss before provision (benefit)
       for income taxes                        (4,214,477)       (111,189)

Provision (benefit) for income taxes               36,588          (1,570)
                                             ------------    ------------

Net loss                                     $ (4,251,065)   $   (109,619)
                                             ============    ============

Basic and diluted net loss per share         $      (0.37)   $      (0.01)
                                             ============    ============

Weighted average common shares
     outstanding                               11,463,918       9,455,898
                                             ============    ============

The accompanying notes are an integral part of
these consolidated financial statements.                                     F-4

                     WALL STREET STRATEGIES CORPORATION
                               AND SUBSIDIARY

               CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                   YEARS ENDED DECEMBER 31, 1998 AND 1999




                                                            Common stock          Additional
                                                       ----------------------       paid-in      Accumulated       Unearned
                                                         Shares       Amount        capital        deficit       compensation
                                                       ----------    --------    ------------    ------------    ------------

Wall Street Strategies, Inc., January 1, 1998                 100    $    100    $      1,400    $    (61,730)   $       --

Recapitalization (Note 1)
     Exchange of Wall Street Strategies, Inc. shares         (100)       (100)         (1,400)         43,652            --

     Issuance of common stock to owner of
        Wall Street Strategies, Inc.                    9,455,898       9,456            --           (51,608)           --

Marketable securities valuation adjustment                   --          --              --              --              --

Net loss, year ended December 31, 1998                       --          --              --          (109,619)           --
                                                       ----------    --------    ------------    ------------    ------------

         Total comprehensive loss


Balance, December 31, 1998                              9,455,898       9,456            --          (179,305)           --

Outstanding common stock of Wall Street
   Strategies Corporation (Note 1)                      6,250,000       6,250            --             7,100            --

Issuance of common stock for cash                         600,000         600       2,999,400            --              --

Issuance of common stock and options for
   services                                             1,258,205       1,258      10,081,692            --        (7,810,086)

Amortization of stock compensation                           --          --              --              --         1,559,628

Marketable securities valuation adjustment                   --          --              --              --              --

Net loss, year ended December 31, 1999                       --          --              --        (4,251,065)           --
                                                       ----------    --------    ------------    ------------    ------------

         Total comprehensive loss

Balance, December 31, 1999                             17,564,103    $ 17,564    $ 13,081,092    $ (4,423,270)   $ (6,250,458)
                                                       ==========    ========    ============    ============    ============


                                                       Accumulated
                                                          other           Total
                                                       comprehensive   shareholders'   Comprehensive
                                                           loss           equity           loss
                                                       -------------   ------------    ------------

Wall Street Strategies, Inc., January 1, 1998          $       --      $    (60,230)

Recapitalization (Note 1)
     Exchange of Wall Street Strategies, Inc. shares           --            42,152

     Issuance of common stock to owner of
        Wall Street Strategies, Inc.                           --           (42,152)

Marketable securities valuation adjustment                  (68,612)        (68,612)   $    (68,612)

Net loss, year ended December 31, 1998                         --          (109,619)       (109,619)
                                                       -------------   ------------    ------------

         Total comprehensive loss                                                      $   (178,231)
                                                                                       ============

Balance, December 31, 1998                                  (68,612)       (238,461)

Outstanding common stock of Wall Street
   Strategies Corporation (Note 1)                             --            13,350

Issuance of common stock for cash                              --         3,000,000

Issuance of common stock and options for
   services                                                    --         2,272,864

Amortization of stock compensation                             --         1,559,628

Marketable securities valuation adjustment                  (53,880)        (53,880)   $    (53,880)

Net loss, year ended December 31, 1999                         --        (4,251,065)     (4,251,065)
                                                       -------------   ------------    ------------

         Total comprehensive loss                                                      $ (4,304,945)
                                                                                       ============
Balance, December 31, 1999                             $   (122,492)   $  2,302,436
                                                       =============   ============


The accompanying notes are an integral part of
these consolidated financial statements.                                     F-5

                             WALL STREET STRATEGIES CORPORATION
                                       AND SUBSIDIARY

                            CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                   Year ended December 31,
                                                                 --------------------------
                                                                     1999           1998
                                                                 -----------    -----------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

Cash flows from operating activities

     Net loss                                                    $(4,251,065)   $  (109,619)

     Adjustments to reconcile net loss to net
     cash (used in) provided by operating activities
        Depreciation and amortization                                 13,504         10,023
        Realized loss (gain) on sale of marketable securities         14,769        (99,827)
        Stock compensation                                         3,829,348           --

     Changes in operating assets and liabilities
        Accounts receivable                                          (57,100)        (9,800)
        Deferred commission expense                                 (158,299)       (43,552)
        Other assets                                                (138,852)       (24,883)
        Accrued expenses                                             190,554         44,833
        Accrued compensation                                         264,548           --
        Income taxes payable                                          11,057        (31,900)
        Deferred subscription income                                 233,216        194,867
        Accrued pension expense                                      (50,000)       150,000
                                                                 -----------    -----------

           Net cash (used in) provided by operating activities       (98,320)        80,142
                                                                 -----------    -----------

Cash flows from investing activities
     Purchase of property and equipment                              (19,644)        (1,650)
     Deferred website development costs paid                         (70,000)          --
     Cash paid for marketable securities                            (546,740)      (124,136)
     Proceeds from the sale of marketable securities                 474,717         99,827
     Restricted cash deposit                                        (272,000)          --
     Payment made for other assets                                   (31,300)          --
                                                                 -----------    -----------

           Net cash used in investing activities                    (464,967)       (25,959)
                                                                 -----------    -----------

Cash flows from financing activities
     Proceeds from issuance of common stock                        3,003,145           --
     Cash acquired in reverse acquistion                              13,350           --
     Repayment of loan from shareholder                              (43,388)       (64,380)
                                                                 -----------    -----------

           Net cash provided by (used in) financing activities     2,973,107        (64,380)
                                                                 -----------    -----------

Net increase (decrease) in cash and cash equivalents               2,409,820        (10,197)

Cash and cash equivalents, beginning of year                          96,685        106,882
                                                                 -----------    -----------

Cash and cash equivalents, end of year                           $ 2,506,505    $    96,685
                                                                 ===========    ===========

Supplemental disclosure of cash flow information
        Income taxes paid                                        $    14,260    $    30,300
                                                                 ===========    ===========

The accompanying notes are an integral part of
these consolidated financial statements.                                     F-6

                       WALL STREET STRATEGIES CORPORATION
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1999 AND 1998

1        The Company

2                 Organization

         Wall Street Strategies Corporation (the "Company"), formerly Vacation Emporium Corporation, was originally formed as a Nevada corporation on April 2, 1999, and is the surviving entity in a merger with its then corporate parent, The Vacation Emporium International, Inc., a Colorado corporation formed under the name Rising Sun Capital Ltd. on May 12, 1988.

         1        Reverse acquisition

         Effective September 23, 1999, the Company acquired all of the outstanding common stock of Wall Street Strategies, Inc. ("WSSI"), a Delaware corporation, pursuant to an Agreement and Plan of Share Exchange (the "Exchange Agreement") dated July 30, 1999.

         Under the terms of the Exchange Agreement, the Company issued to the sole shareholder of WSSI, 9,455,898 shares of the Company's common stock in exchange for all of the issued and outstanding common stock of WSSI. This issuance represented approximately 53.84% of the post-merger issued and outstanding common shares of the Company. For accounting purposes, this transaction has been treated as an acquisition of the Company by WSSI and as a re-capitalization of WSSI. The acquisition of the Company by WSSI has been recorded based on the fair value of the Company's net tangible assets, which consisted of cash in the amount of $13,350. The Company, prior to the acquisition, was an inactive shell company. The historical financial statements prior to September 23, 1999 are those of WSSI. Since this transaction is in substance a recapitalization of WSSI and not a business combination, pro forma information is not presented. All costs associated with this transaction have been expensed.

         In connection with, and in contemplation of this transaction, on July 30, 1999, the Company sold 1,258,205 shares of common stock for $.0025 per share to certain key employees of WSSI, and to two other individuals who entered into employment agreements with the Company. These shares were placed in escrow and are subject to repurchase by the Company over vesting periods, which range from two to three years, at the same purchase price of $.0025 if the individuals' employment is terminated other than by reason of death or disability. Additionally, on September 23, 1999, the Company completed the sale of 600,000 shares of common stock at $5.00 per share in a private placement to certain accredited investors (Note 5).

1                 Business

         The Company, through its subsidiary (WSSI), provides investment research and related information services for individual and institutional investors and financial professionals. WSSI, which was founded in 1991, delivers its products and services, including financial and market information, analysis, advice and commentary, to subscribers through a variety of media including telephone, facsimile, e-mail, audio recordings, newsletters, the internet and traditional mail.

                       WALL STREET STRATEGIES CORPORATION
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1999 AND 1998


3        Significant accounting policies

4                 Principles of consolidation

         The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, WSSI. All significant intercompany transactions and balances have been eliminated in consolidation.

1                 Concentrations and fair value of financial instruments

         Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments, trade receivables and marketable securities. At December 31, 1999, the Company's cash investments are held at various financial institutions, which limits the amount of credit exposure to any one financial institution. The Company's trade receivables represent amounts due from a large number of customers who are disbursed among numerous industries and locations, which limits the amount of credit risk. Concentrations of credit risk with respect to marketable securities are limited due to the Company's varied portfolio, which limits the amount of credit exposure to any one particular investment. Unless otherwise disclosed, the fair value of financial instruments approximates their recorded values.

         1        Cash and cash equivalents

         The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

         1        Marketable securities

         Marketable securities, which are classified as "available for sale," are valued at fair market value. Unrealized gains or losses are recorded net of income taxes as "accumulated other comprehensive loss" in shareholders' equity, whereas realized gains and losses are recognized in the Company's statements of operations using the first-in, first-out method.

         1        Property and equipment

         Property and equipment are stated at cost and depreciated on a straight-line basis over the estimated useful lives of the related assets, which range from five to seven years. Expenditures for maintenance and repairs are charged to operations at the time the expense is incurred. Expenditures determined to represent additions are capitalized.

         1        Start-up and organization costs

         The Company accounts for start-up costs in accordance with Statement of Position 98-5, "Reporting on the Costs of Start-up Activities" ("SOP 98-5"), issued by the American Institute of Certified Public Accountants. SOP 98-5 requires the cost of start-up activities, including organization costs, to be expensed as incurred.

                       WALL STREET STRATEGIES CORPORATION
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1999 AND 1998



1        2        Significant accounting policies (continued)

         Website development costs

         Costs incurred in the development of the core software for the Company's website infrastructure are capitalized in accordance with Statement of Position 98-1 "Accounting for the Costs of Software Developed or Obtained for Internal Use" and are amortized over the expected useful life of the developed software ranging from 1 - 3 years. Costs incurred in the development of content for the Company's website and maintenance are expensed as incurred. During 1999, the Company capitalized approximately $70,000 in costs associated with the development of its website infrastructure and amortized $6,416 to operations during the fourth quarter of 1999.

         1        Income taxes

         The Company accounts for income taxes using the liability method which requires the determination of deferred tax assets and liabilities based on the differences between the financial and tax bases of assets and liabilities using enacted tax rates in effect for the year in which differences are expected to reverse. The net deferred tax asset is adjusted by a valuation allowance, if, based on the weight of available evidence, it is more likely than not that some portion or all of the net deferred tax asset will not be realized.

         The Company has net deferred tax assets arising principally from stock compensation expenses, deferred subscription income and deferred commission expense. The Company has fully reserved their net deferred tax assets due to the uncertainty of their utilization.

         1        Revenue recognition

         The Company provides investment research and related information services through subscription agreements with its customers for periods which generally range in length from one month to one year. Subscription income is earned ratably over the term of the agreement. The unearned portion of such income is reflected as Deferred subscription income in the accompanying consolidated balance sheet. The Company also defers the accompanying commission expense related to the deferred subscription income in the accompanying consolidated balance sheet.

1                 Basic and diluted earnings per common share

         The Company displays earnings per share in a dual presentation of basic and diluted earnings per share. Basic earnings per share includes no dilution and is computed by dividing net income or loss available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share include the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

         The effect of the recapitalization discussed in Note 1 has been given retroactive application in the earnings per share calculation. The common shares issued and outstanding with respect to the pre-merger shareholders has been included since the effective date of the merger. The issuance of the 1,285,205 common shares sold to employees and officers at $.0025 per share have been

                       WALL STREET STRATEGIES CORPORATION
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1999 AND 1998


1        2        Significant accounting policies (continued)

2                 Basic and diluted earnings per common share (continued)

         included in the earnings per share calculation as and when they are released from escrow in accordance with the agreements discussed in Notes 1 and 5. Outstanding common stock options have not been considered in the computation of diluted per share amounts, since the effect of their inclusion would be antidilutive. Accordingly, basic and diluted earnings per share amounts are identical.

1                 Advertising

         Advertising, which is conducted principally through electronic media and direct mail marketing, is expensed as incurred or at the time the advertising first takes place. Advertising expense amounted to $3,535 and $6,438 for the years ended December 31, 1999 and 1998, respectively.

1                 Stock based compensation

         The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"). The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations, in accounting for its plans and recognizes non-cash compensation charges related to the intrinsic value of stock compensation granted to employees.

1                 Use of estimates

         The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

4        Marketable securities, available for sale

         Marketable securities, available for sale, consist of the following:

                                                                                 Unrealized          Market
                                                                   Cost             loss              value
                                                              -------------     -------------    --------------
                December 31, 1999
                U.S. equity securities                        $     181,390     $    (122,492)   $      58,898
                                                              =============     =============    =============

                       WALL STREET STRATEGIES CORPORATION
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1999 AND 1998



5        Property and equipment, net

         Property and equipment consists of the following at December 31, 1999:

                                                   Estimated
                                                  useful life
                                                  -----------
                Computer and office equipment      5 years         $     47,863
                Furniture and fixtures             7 years               24,733
                                                                   ------------
                                                                         72,596
                Less accumulated depreciation                           (54,859)
                                                                   ------------

                                                                   $     17,737

6        Shareholders' equity

         Common stock issued

         On July 30, 1999, in contemplation of the acquisition by WSSI and the execution of the Exchange Agreement described in (Note 1), the Company entered into Subscription and Rights Agreements with ten individuals to purchase 1,258,205 shares of the Company's common stock for $0.0025 per share. These agreements, as amended and restated, provide as follows:

         o Eight individuals who are employees of WSSI purchased 380,000 shares for $0.0025 per share. These shares are subject to repurchase by the Company in declining increments over a two-year period at $0.0025 per share if employment is terminated for cause. The issuance of these shares has been valued at $5.8125 per share, the closing market price of the stock on September 23, 1999 as listed on the OTC Electronic Bulletin Board. The issuance gave rise to Unearned compensation in the amount of $2,207,800 at September 23, 1999 and is reflected in the accompanying consolidated statement of shareholders' equity. The compensation will be earned and charged to expense ratably over the two-year escrow period and $297,146 has been expensed through December 31, 1999 and is included in the accompanying consolidated statements of operations.

         o The Company's Executive Vice President (who is also a director of the Company) purchased 526,923 shares for $0.0025 per share. Simultaneously with this transaction, the executive entered into a two-year employment agreement with the Company, which commenced on September 23, 1999, the date of the closing of the Company's acquisition. The executive granted to the Company the right to repurchase these shares, in declining increments, during the two-year period commencing September 23, 1999 if the executive's employment with the Company is terminated for cause. The repurchase right is at the same purchase price of $0.0025 per share. The issuance of these shares has been valued at $5.8125 per share, the closing market price of the stock on September 23, 1999 as listed on the OTC Electronic Bulletin Board. The issuance gave rise to Unearned compensation in the amount of $3,061,423 at September 23, 1999 and is reflected in the accompanying consolidated statement of shareholders' equity. One third (175,641) of the shares vested upon the closing of the Merger transaction on September 23, 1999 and accordingly $1,020,474 of

                       WALL STREET STRATEGIES CORPORATION
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1999 AND 1998



1        5        Shareholders' equity (continued)

         Common stock issued (continued)

         a. compensation was earned and charged to expense in the accompanying consolidated statement of operations on that date. The balance of the Unearned compensation ($2,020,948) will be earned and charged to expense ratably over the two year escrow period and $274,690 has been expensed through December 31, 1999 and is included in the accompanying consolidated statement of operations.

                  In accordance with the terms of the executive's employment agreement (Note 8), the Company granted the executive an option under its 1996 Compensatory Stock Option Plan to acquire 351,282 shares of the Company's common stock at an exercise price of $3.50 per share. The options begin to vest after six months and then vest in six equal quarterly increments over an eighteen month period provided the executive's employment is not terminated. The intrinsic value of these options was measured using the share price of $5.8125 on September 23, 1999 and accounted for as compensatory options in accordance with APB Opinion No. 25 and gave rise to Unearned compensation in the amount of $812,340 at September 23, 1999 and is reflected in the accompanying consolidated statement of shareholders' equity. The compensation will be earned and charged to expense ratably over the two-year vesting period of the options and $109,332 has been expensed through December 31, 1999 and is included in the accompanying consolidated statements of operations.

         o The Company's Chief Strategy Officer purchased 351,282 shares for $0.0025 per share. Simultaneously with this transaction, the executive entered into a three-year employment agreement with the Company, which commenced on October 1, 1999. The executive granted to the Company the right to repurchase up to 263,461 of these shares, in declining increments, during the period commencing October 1, 1999 through April 7, 2000 if the executive's employment with the Company is terminated for cause. The repurchase right is at the same purchase price of $0.0025 per share. The issuance of these shares has been valued at $5.8125 per share, the closing market price of the stock on September 23, 1999 as listed on the OTC Electronic Bulletin Board. The issuance gave rise to Unearned compensation in the amount of $2,040,948 at September 23, 1999 and is reflected in the accompanying consolidated statement of shareholders' equity. One fourth (87,821) of the shares vested upon the closing of the Merger transaction on September 23, 1999 and accordingly $510,460 of compensation was earned and charged to expense in the accompanying consolidated statement of operations on that date. The balance of the Unearned compensation ($1,530,489) will be earned and charged to expense ratably through April 7, 2000, the escrow period, and $769,129 has been expensed through December 31, 1999 and is included in the accompanying consolidated statement of operations.

                  In accordance with the terms of the executive's employment agreement (Note 8), the Company granted the executive an option under its 1996 Compensatory Stock Option Plan to acquire 526,923 shares of the Company's common stock at an exercise price of $3.50 per share. The options vest in nine consecutive equal quarterly annual installments commencing on the nine month anniversary of the agreement over a twenty seven month period provided

                       WALL STREET STRATEGIES CORPORATION
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1999 AND 1998


1        5        Shareholders' equity (continued)

         Common stock issued (continued)

                  the executive's employment is not terminated. The intrinsic value of these options was measured using the share price of $5.8125 on September 23, 1999 and accounted for as compensatory options in accordance with APB Opinion No.25 and gave rise to Unearned compensation in the amount of $1,218,509 at September 23, 1999 and is reflected in the accompanying consolidated statement of shareholders' equity. The compensation will be earned and charged to expense ratably over the three-year vesting period of the options and $109,332 has been expensed through December 31, 1999 and is included in the accompanying consolidated statement of operations.

         o In contemplation of the acquisition of WSSI (Note 1), on September 23, 1999 the Company completed the sale of 600,000 shares of common stock for $5.00 per share to accredited investors in accordance with the terms of a private placement offering.

7        Stock option plans

         The Company has adopted two separate stock option plans that provide for the grant of options and other forms of incentive awards to selected officers, employees, directors and consultants of the Company. The purpose of these plans is to promote the growth of the Company by enabling the Company to attract and retain the best available persons for positions of substantial responsibility and to provide certain key employees with additional incentives and to contribute to the success of the Company. The Company's Board of Directors administers both plans.

1                 1996 Compensatory Stock Option Plan

         The Company's 1996 Compensatory Stock Option Plan ("1996 Plan") was adopted by the Board of Directors and approved by the Company's stockholders in October 1996. Options to purchase a maximum of 2,000,000 shares of common stock may be granted under the 1996 Plan. The 1996 Plan has a term of ten years and no options may be granted after expiration. On December 7, 1999, the Company's Board of Directors determined that, after the grants discussed below, no further awards will be made under the 1996 Plan.

         The 1996 Plan provides for the grant of options that are not intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code, as amended. Under the terms of the 1996 Plan, the exercise price of the options must be at least 85% of the fair market value of the Company's common stock on the date of grant. Options granted shall expire no later than ten years after the date of grant.

         During 1999, the Company granted to officers, directors, key employees and advisors, options to purchase 1,153,205 shares of common stock under the 1996 Plan. The options were issued as follows: (i) 878,205 options were granted to two of the Company's executive officers as discussed in (Note 5) (ii) 200,000 options were granted to two of the Company's directors which are exercisable at $3.50 per share and vested immediately, and (iii) 75,000 options were granted to the Company's Advisory Board members which are exercisable at $3.50 per share and vested immediately.

                       WALL STREET STRATEGIES CORPORATION
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1999 AND 1998


1        6        Stock option plans (continued)

2                 1996 Compensatory Stock Option Plan (continued)

         The intrinsic value of the 200,000 options granted to the directors was measured using the share price of $5.8125 per share on September 23, 1999 and accounted for as compensatory options in accordance with APB Opinion No.25 and gave rise to earned compensation in the amount of $462,500 on that date. The 75,000 options granted to the Company's Advisory Board members (non-director advisors) were valued in accordance with SFAS 123 on September 23, 1999 and gave rise to earned compensation in the amount of $276,285 on that date.

1                 1999 Incentive Stock Program

         The Company's 1999 Incentive Stock Program ("1999 Program") was adopted by the Board of Directors and approved by the stockholders during 1999. The 1999 Program permits the granting of stock options, including incentive stock options, stock appreciation rights with or without stock options and restricted stock grants.

         The actual number of shares that may be issued or transferred under the 1999 Program is 5,000,000 subject to certain adjustments. The maximum number of shares for which options and stock appreciation rights may be granted under the 1999 Program to any person during any calendar year is 500,000.

         During 1999, the Company granted to its officers and key employees options to purchase 945,000 shares of common stock under the 1999 Program. Each of these grants are exercisable at $4.00 per share, the fair value at the date of grant, and vest over two years commencing on the date of issuance.

         If the Company had elected to recognize compensation expense based upon the fair value at the date of grant for awards under these plans, consistent with the methodology prescribed by SFAS 123, the effect on the Company's net loss would be as follows:
1

                                              Year ended
                                              December 31,        Net loss
                                                  1999            per share
                                            ---------------     -------------
             Net loss
                As reported                 $    (4,251,065)         (0.37)
                Pro forma                   $    (5,140,437)         (0.45)

         The fair value of Company common stock options granted to employees during the year ended December 31, 1999 approximated $8,331,000 and was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: (1) 90% expected volatility, (2) risk-free interest rates ranging from 5.79% to 6.19% and (3) expected lives of five years.

                       WALL STREET STRATEGIES CORPORATION
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1999 AND 1998


9        Retirement plans

         In January 1996, WSSI adopted a profit sharing plan on behalf of its employees whereby contributions to the plan are made at the discretion of management and no contributions are made by employees. During the years ended December 31, 1999 and 1998, management elected to make contributions to the plan in the amount of $100,000 and $150,000, respectively.

10       Commitments and contingencies

11                Leases

         On November 23, 1999, the Company entered into a ten-year lease agreement for new office space located in New York City. The lease provides for annual payments commencing on May 1, 2000 in the amount of $253,680 per annum for the first three years; $270,592 per annum for the next three years and $287,504 per annum for the remainder of the lease term. In accordance with the terms of the lease agreement, the Company issued a letter of credit to the lessor in the amount of $272,000 for which the Company is required to maintain a cash deposit as collateral in a separate interest bearing account.

         Approximate future minimum required lease payments, not including operating escalations or other charges are as follows:

              Year ending December 31,
                  2000                                       $    254,000
                  2001                                            254,000
                  2002                                            254,000
                  2003                                            271,000
                  2004                                            271,000
                  Thereafter                                    1,422,000
                                                             ------------

                                                             $  2,726,000

         In April 2000, the Company negotiated a settlement for the early termination of its existing lease. The agreement calls for a settlement payment of $17,500 and the cancellation of the exiting lease and surrender of the premises no later than June 30, 2000. Prior to the surrender date, the lease remains in full force and effect. The remaining commitment under this lease is approximately $46,000 through June 30, 2000, exclusive of the $17,500 settlement payment.

1                 Employment agreements

         In conjunction with, and in contemplation of the Exchange Agreement discussed in (Note 1), the Company entered into employment agreements with its key executives as follows:

o A three year agreement with the Company's President and largest shareholder who was formerly the sole shareholder of WSSI prior to the acquisition by the Company. The agreement provides for a base salary of $250,000 per annum with annual bonuses of up to $250,000 dependent upon specified revenue targets. The agreement may be terminated by mutual consent or by the Company for cause. For the year ended December 31, 1999 the Company recorded a bonus provision of $250,000 in accordance with the terms of this agreement.

                       WALL STREET STRATEGIES CORPORATION
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1999 AND 1998



1        8        Commitments and contingencies (continued)

2                 Employment agreements (continued)

         o A three year agreement with the Company's Chief Strategy Officer which provides for a base salary of $175,000 and an annual bonus of up to 40% of base salary dependent upon specified revenue targets. The agreement also provides for the issuance of options under the 1996 Plan to acquire 526,923 shares of the Company's common stock (Note 5). This agreement may be terminated by mutual consent or by the Company for cause.

         o A two year agreement with the Company's Executive Vice President which provides for a base salary of $125,000 and an annual bonus of up to 40% of base salary dependent upon specified revenue targets. The agreement also provides for the issuance of options under the 1996 Plan to acquire 351,282 shares of the Company's common stock (Note 5). This agreement may be terminated by mutual consent or by the Company for cause.

1                 Consulting agreements

         o On September 23, 1999, the Company entered into a two year consulting agreement with Sigma Limited, S.A., a Swiss company where the Company's Chairman is a consultant. The agreement provides for an annual fee of $50,000 plus a non-accountable expense allowance of $35,000 per annum.

         o In October 1999, the Company entered into an agreement with International Integrated Solutions for web and software development and integration of the Company's website. The agreement is for a term of six months through April 2000 and the fee for the services is $350,000. Under the agreement, $100,000 was paid in November 1999 and the balance is payable in monthly installments of $50,000 each through April 2000. At December 31, 1999, $28,333 is accrued under this agreement and is included in Accrued expenses in the accompanying consolidated balance sheet.

         o In December 1999, the Company retained a securities brokerage and investment banking firm to assist the Company with respect to matters relating to the financing of the Company's business, recapitalizations, mergers and acquisitions. The Company paid the firm an advance of $50,000 (included in Other assets in the accompanying consolidated balance sheet) against future fees and expense allowances that are non-refundable except under certain circumstances.

1                 Regulatory matters

         On August 11, 1999, the Company and its President reached an agreement with the Securities and Exchange Commission in connection with certain disclosures regarding the Company's relationship with a company being recommended for purchase. The settlement calls for a consent injunction prohibiting violations of Section 17(b) and the payment of civil penalties of $10,000 and $25,000, respectively. The Company's costs associated with this matter have been included in the accompanying consolidated statements of operations.

                       WALL STREET STRATEGIES CORPORATION
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1999 AND 1998



12       Subsequent events

         o On January 26, 2000, the Company entered into a market access program marketing agreement with Continental Capital and Equity Corporation ("CCEC") whereby CCEC will provide marketing and financial public relations services to the Company. The term of the agreement is for twelve months. As compensation under the agreement, CCEC received 30,000 restricted shares of the Company's common stock and options to purchase 100,000 shares of the Company's stock at prices ranging from $10 to $16 per share.

         o On March 20, 2000 and April 7, 2000, the Company entered into two employment agreements with two new executives. The terms of the agreements are for three years and the executives will each receive an annual base compensation of $175,000, plus incentive compensation bonuses up to 50% of their annual base per year predicated upon the achievement of specified performance goals. In addition, the executives received options under the Company's 1999 Incentive Program to acquire 200,000 and 500,000 shares, respectively, of the Company's common stock at an exercise price of $7.50 per share, which vest over a period of time in accordance with the agreements.

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

April 13, 2000

                                        WALL STREET STRATEGIES CORPORATION



                                        By: /s/ Charles V. Payne
                                            ------------------------------
                                            Charles V. Payne, President

                                  EXHIBIT INDEX


   EXHIBIT
   NUMBER                              DESCRIPTION
   -------                             -----------
     2.1 Agreement and Plan of Share Exchange dated July 30, 1999, by and between Charles V. Payne and Registrant*
     3.1       Certificate of Incorporation*
     3.2       Articles and Certificate of Merger*
     3.3       Certificate of Amendment of Certificate of Incorporation*
     3.4       By-laws as currently in effect*
     4.1       Specimen Common Stock Certificate*
     4.2       1996 Compensatory Stock Option Plan*
     4.3       1999 Incentive Program*
     4.4       Amendment to Registrant's 1999 Incentive Program
    10.1 Agreement of Lease dated as of July 1, 1998, between 130 William LLC and Wall Street Strategies, Inc.
    10.2 Agreement of Lease dated as of November 23, 1999, between Praedium II Broadstone LLC and Wall Street Strategies, Inc.*
    10.3 Registration Rights Agreement dated as of September 23, 1999, by and among the Registrant and Charles Payne*
    10.4 Voting Agreement dated September 23, 1999, by and among Charles Payne, Registrant, Sigma Limited, S.A., Ian Rice and Corporate Communications Network, Inc.*
    10.5 Employment Agreement dated September 23, 1999, among Wall Street Strategies, Inc., Registrant and Charles Payne*
    10.6 Employment Agreement dated July 30, 1999, by and between Registrant and David McCallen*
    10.7 Employment Agreement dated July 30, 1999, by and between Registrant and Shawn Baldwin*
    10.8       Amended and Restated Subscription and Rights Agreement dated
               July 30, 1999, by and between the Registrant and David McCallen*
    10.9       Amended and Restated Subscription and Rights Agreement dated
               July 30, 1999, by and between the Registrant and Shawn Baldwin*
    10.10 Form of Subscription and Rights Agreement by and between Registrant and Subscriber*
    10.11 Amended and Restated Escrow Agreement dated July 30, 1999, by and among Registrant, David McCallen and Escrow Agent*
    10.12 Amended and Restated Escrow Agreement dated July 30, 1999, by and among Registrant, Shawn Baldwin and Escrow Agent*
    10.13 Form of Escrow Agreement by and among Registrant, the Subscribers for shares of Registrant's common stock and Escrow Agent*
    10.14 Stock Option Agreement dated July 30, 1999, by and between the Registrant and David McCallen*
    10.15 Form of Advisor Agreement between the Registrant and each member of the Advisory Board*
    10.16      Form of Stock Option Agreement (Advisor)*
    10.17 Consulting Agreement dated as of September 23, 1999, by and between Registrant and Sigma Limited, S.A.*
    10.18 Market Access Program Marketing Agreement dated January 26, 2000, by and between Continental Capital & Equity Corporation and the Registrant*
    10.19 Engagement Letter dated December 23, 1999, by and between Registrant and Joseph Charles & Assoc., Inc.
    10.20 Employment Agreement dated April 7, 2000, by and between Registrant and Daliah Amar
    10.21 Employment Agreement dated March 20, 2000, by and between Registrant and Joshua P. Eggert
    10.22 Stock Option Agreement dated July 30, 1999, by and between Registrant and Shawn Baldwin
    10.23      Form of Stock Option Agreement (Employee)
    10.24      Form of Stock Option Agreement (Director)
    10.25 Letter of Intent dated October 19, 1999, by and between the Registrant and Zacks Investment Research
    10.26      Letter dated November 4, 1999, by and between Registrant and
               Data Broadcasting Corporation

    10.27 Memorandum of Understanding dated November 22, 1999, by and between Registrant and International Integrated Solutions, Ltd.
    10.28 Letter Agreement dated April 11, 2000, by and between Registrant and 130 William LLC
    16.1       Letter from Lilling & Company LLP to Securities Exchange
               Commission
    27.1       Financial Data Schedule

  * Previously filed with the Securities Exchange Commission as an Exhibit to the Registration Statement on Form 10-SB, File No. 0-29499.